Filed Pursuant to Rule 424(b)(5)
Registration No. 333-248127

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities nor are they soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated September 13, 2021.

PRELIMINARY PROSPECTUS SUPPLEMENT

(To Prospectus dated September 13, 2021)

$750,000,000

Avantor, Inc.

Common Stock

We are offering $750,000,000 of our common stock, par value $0.01 per share.

Our common stock is listed on the New York Stock Exchange (the “NYSE”), under the symbol “AVTR.” On September 10, 2021, the closing sales price of our common stock as reported on the NYSE was $42.33 per share.

We have granted the underwriters a 30-day option to purchase up to an additional                  shares of common stock.

Investing in shares of our common stock involves significant risks. See “Risk Factors” beginning on page S-10 of this prospectus supplement and in the reports we file with the Securities and Exchange Commission (the “SEC”), pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), incorporated by reference in this prospectus supplement or the accompanying prospectus, to read about factors you should consider before buying shares of our common stock

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	We have agreed to reimburse the underwriters for certain expenses in connection with the offering. See “Underwriting” for additional information regarding underwriting compensation.

The underwriters expect to deliver the shares of our common stock against payment in New York, New York on or about                 , 2021.

Goldman Sachs & Co. LLC	Citigroup	BofA Securities

Prospectus Supplement dated                 , 2021.

Prospectus Supplement

Prospectus

You should rely only on the information contained, or incorporated by reference, in this prospectus supplement and the accompanying prospectus or in any free writing prospectus that we authorize to be delivered to you. We and the underwriters (and any of our or their affiliates) have not authorized anyone to provide any information or to make any representations other than those contained, or incorporated by reference, in this prospectus supplement and the accompanying prospectus or in any free writing prospectus we have prepared. We and the underwriters (and any of our or their affiliates) take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide you. We and the underwriters are offering to sell, and seeking offers to buy, these securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained, or incorporated by reference, in this prospectus supplement and the accompanying prospectus or any free writing prospectus prepared by us or on our behalf is accurate only as of their respective dates or on the date or dates which are specified in such documents, and that any information in documents that we have incorporated by reference is accurate only as of the date of such document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since that date.

i

For investors outside the United States: We and the underwriters are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. Neither we nor the underwriters (nor any of our or their affiliates) have done anything that would permit this offering or possession or distribution of this prospectus supplement and the accompanying prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus supplement and the accompanying prospectus must inform themselves about, and observe any restrictions relating to, this offering and the distribution of this prospectus supplement and the accompanying prospectus outside the United States.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document has two parts, a prospectus supplement and an accompanying prospectus, dated September 13, 2021. This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the SEC, utilizing the SEC’s “shelf” registration process. The prospectus supplement, which describes certain matters relating to us and the specific terms of this offering of shares of our common stock, adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference herein. Generally, when we refer to this document, we are referring to both parts of this document combined. Both this prospectus supplement and the accompanying prospectus include important information about us, our common stock and other information you should know before investing in our common stock. To the extent the information contained in this prospectus supplement differs or varies from the information contained in the accompanying prospectus, you should rely on the information contained in this prospectus supplement. If the information contained in this prospectus supplement differs or varies from the information contained in a document we have incorporated by reference, you should rely on the information in the more recent document.

Before you invest in our common stock, you should read the registration statement of which this document forms a part and this document, including the documents incorporated by reference herein that are described under the heading “Incorporation by Reference.”

The distribution of this prospectus supplement and the accompanying prospectus and the offering of our common stock in certain jurisdictions may be restricted by law. Neither we nor the underwriters are making an offer of our common stock in any jurisdiction where the offer is not permitted. Persons who come into possession of this prospectus supplement and the accompanying prospectus should inform themselves about and observe any such restrictions. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

You should not consider any information in this prospectus supplement or the accompanying prospectus to be investment, legal or tax advice. You should consult your own counsel, accountant and other advisors for legal, tax, business, financial and related advice regarding the purchase of our common stock. Neither we nor the underwriters (nor any of our or their affiliates) are making any representation to you regarding the legality of an investment in our common stock by you under applicable investment or similar laws.

In this prospectus supplement, unless the context otherwise requires, all references herein to the “Company,” “Avantor,” “we,” “us” and “our” refer to Avantor, Inc. and its consolidated subsidiaries. References herein to “NuSil” refer to NuSil Acquisition Corp, NuSil Investments LLC and its subsidiaries, and references herein to “VWR” refer to VWR Corporation and its subsidiaries.

Certain monetary amounts, percentages and other figures included or incorporated by reference in this prospectus supplement have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

TRADEMARKS, TRADENAMES AND SERVICE MARKS

We own or have rights to trademarks or trade names that we use in conjunction with the operation of our business and that appear in this prospectus supplement and the accompanying prospectus (or in documents we have incorporated by reference). This prospectus supplement and the accompanying prospectus (or in documents we have incorporated by reference) also contains trademarks, service marks, trade names and copyrights of other companies which, to our knowledge, are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus supplement and the accompanying prospectus (or in documents we have incorporated by reference) may appear without the ® or ™ symbols, but the absence of such symbols does not indicate the registration status of the trademarks and is not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to such trademarks and trade names

PRESENTATION OF CERTAIN FINANCIAL MEASURES

This prospectus supplement contains, or incorporates by reference, certain financial measures, including Adjusted EBITDA and Adjusted Net Income, that are not recognized under generally accepted accounting principles in the United States (“GAAP”). Adjusted EBITDA and Adjusted Net Income have been presented in this prospectus supplement as supplemental measures of financial performance that are not required by, or presented in accordance with GAAP. These non-GAAP financial measures are included in this prospectus supplement because they are key metrics used by management to assess our financial performance. We use these measures to supplement GAAP measures of performance in order to evaluate the effectiveness of our business strategies, to make budgeting decisions, and to compare our performance against that of other peer companies using similar measures. We believe such measures are frequently used by analysts, investors and other interested parties to evaluate companies in our industry and are helpful supplemental measures to provide additional insight in evaluating a company’s core operational performance as they exclude costs that do not relate to the underlying operation of their business and include cost savings that are expected to occur.

Adjusted EBITDA and Adjusted Net Income are non-GAAP measures of our financial performance and should not be considered as alternatives to net income or loss as a measure of financial performance or any other performance measures derived in accordance with GAAP, nor should they be construed as an inference that our future results will be unaffected by unusual or other items. Additionally, Adjusted EBITDA and Adjusted Net Income are not intended to be a measure of free cash flow for management’s discretionary use, as they do not reflect certain cash requirements such as tax payments, debt service requirements, capital expenditures and certain other cash costs that may recur in the future. Adjusted EBITDA and Adjusted Net Income contain certain other limitations, including the failure to reflect our cash expenditures, cash requirements for working capital needs and cash costs to replace assets being depreciated and/or amortized. Management compensates for these limitations by relying on our GAAP results in addition to using Adjusted EBITDA and Adjusted Net Income. Our presentation of Adjusted EBITDA and Adjusted Net Income is not necessarily comparable to other similarly titled captions of other companies due to different methods of calculation.

In calculating Adjusted EBITDA and Adjusted Net Income, we make certain adjustments that are based on assumptions and estimates that may prove to have been inaccurate. Accordingly, you should not view our presentation of these adjustments as a projection that we will achieve these benefits but rather only as an indication of our current expectations.

For definitions of Adjusted EBITDA and Adjusted Net Income and reconciliations to the most directly comparable measure under GAAP, see “Prospectus Supplement Summary—Summary Historical Consolidated Financial and Other Data.”

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary is not complete and does not contain all of the information that you should consider before making your investment decision. Before you decide to invest in shares of our common stock, you should carefully read this entire prospectus supplement, the accompanying prospectus and the information incorporated by reference herein and therein, including any free writing prospectus prepared by us or on our behalf, including the sections entitled “Special Note Regarding Forward-Looking Statements” and “Risk Factors” included in this prospectus supplement and the accompanying prospectus, the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited consolidated financial statements and related notes thereto in our Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (the “Annual Report”), and the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the unaudited condensed consolidated financial statements and related notes thereto in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2021 and June 30, 2021 (collectively, the “Quarterly Reports”), each of which is incorporated by reference in this prospectus supplement and the accompanying prospectus.

Company Overview

Our mission is to set science in motion to create a better world and everything we do is tied to advancing it.

From breakthrough discovery to agile delivery of mission critical products and services, we are a trusted global partner to customers in the biopharma, healthcare, education & government, and advanced technologies & applied materials industries. We are deeply embedded in virtually every stage of the most important research, scale up and production activities in the industries we serve. Our model is grounded in supporting our customers’ early phase discovery activities and we serve as a one-stop shop, providing scientists all they need to conduct their research: materials & consumables, equipment & instrumentation and services & specialty procurement. Our customer-centric innovation model enables us to provide solutions for some of the most demanding applications, and we leverage our access to the early stage work to seek content and solutions that ultimately become specified into our customers’ approved production platforms. Our broad portfolio of products and services and our fully integrated business model enable us to support our customers’ journey every step of the way.

We have a number of distinctive capabilities that set Avantor apart from other companies in our space. Customer access is one of those capabilities, as our local presence combined with our global infrastructure enable and promote successful relationships with our customers and connect us to over 225,000 of their locations in over 180 countries.

We complement our products with a range of value-added services. Each day, our onsite service associates work side-by-side with our customers to support their workflows. Our traditional service offerings focus on the needs of laboratory scientists and include procurement, logistics, chemical and equipment tracking and glassware autoclaving. In addition, we offer more complex and value-added scientific research support services such as DNA extraction, bioreactor servicing, clinical and biorepository services and compound management. We deliver these services in part through over 1,400 associates who are co-located with customers, working side-by-side with their scientists every day.

Our 117-year legacy began in 1904 with the founding of the J.T. Baker Chemical Company. In 2010, we were acquired by New Mountain Capital from Covidien plc. Since then, we have expanded through a series of large acquisitions across the globe. In 2016, we merged with NuSil, a leading supplier of high-purity silicone products for the medical device and aerospace industries that was founded in 1985. In 2017, we also acquired VWR (the “VWR Acquisition”), a global manufacturer and distributor of laboratory and production products and services founded in 1852 that now represents the primary ordering platform for our customers. Avantor, Inc. was incorporated in Delaware in May 2017 in anticipation of our acquisition of VWR. We completed our initial public offering (the “IPO”) through Avantor, Inc. and listed our shares on the NYSE in May 2019.

Our principal executive offices are located at the Radnor Corporate Center, Building One, Suite 200, 100 Matsonford Road, Radnor, Pennsylvania 19087 and our telephone number is (610) 386-1700. Our website is www.avantorsciences.com. Information contained on our website or that can be accessed through our website is not part of, and is not incorporated by reference in, this prospectus supplement.

Recent Developments

Proposed Acquisition

On September 7, 2021, we announced that we entered into a Purchase Agreement and Agreement and Plan of Merger (the “Purchase Agreement”) to acquire (the “Acquisition”) the Masterflex bioprocessing business and related assets (collectively, “Masterflex”) of Antylia Scientific, a privately held, portfolio company of investment firms GTCR and Golden Gate Capital. The all-cash transaction is valued at $2.9 billion, subject to final adjustments at closing. The Purchase Agreement contains customary representations, warranties and covenants and also includes indemnification provisions under which the parties have agreed to indemnify each other against certain liabilities. The Acquisition is subject to customary closing conditions, including the receipt of applicable regulatory approvals. The closing of the Acquisition is not subject to any financing condition. We currently expect the Acquisition will close in the fourth quarter of 2021.

We intend to use the net proceeds from this offering, along with approximately $2.25 billion in senior debt financing as described below, to finance the Acquisition. In this prospectus supplement, references to the “Financing Transactions” refer to this offering and the Debt Financings described below, and references to the “Transactions” refer to the Financing Transactions and the Acquisition, including the application of the net proceeds from the Financing Transactions to complete such transactions, as described herein. In addition, unless otherwise specified or the context requires otherwise, references in this prospectus supplement to the “consummation of the Acquisition” or similar expressions shall be deemed to include the application of the net proceeds from the Financing Transactions to complete such transactions, as described herein.

There is no assurance that the Transactions will be consummated on the terms contemplated or by the time currently contemplated, or at all, or, if consummated, that the terms of the Acquisition, including the financing thereof and the closing date, will not differ, perhaps substantially, from those currently contemplated or described in this prospectus supplement or the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. This offering is not conditioned on the completion of the Acquisition or the Debt Financings. To the extent the Acquisition is not consummated, we anticipate we will use the net proceeds of this offering for general corporate purposes.

Debt Financings

We intend to obtain or otherwise incur up to approximately $2.25 billion of senior indebtedness in connection with the Acquisition. We refer to this $2.25 billion of senior indebtedness financing as the “Debt Financings.”

The Debt Financings may include incremental term loans under our senior secured credit facilities. In connection with the Acquisition, on September 7, 2021, we obtained a commitment (the “Incremental Term Loan Commitment”) from Goldman Sachs Lending Partners LLC and Citigroup Global Markets Inc. to provide incremental term loans in an aggregate amount of up to $2.9 billion, subject to customary conditions set forth in the Incremental Term Loan Commitment.

As described above, this offering and the Debt Financings are not conditioned upon the consummation of any other Financing Transaction or the Acquisition. In addition, the indebtedness to be incurred in certain of the Financing Transactions may not be incurred, or may be redeemed, repaid, or repurchased, if the Acquisition is not consummated or is not consummated by a specified date. Accordingly, even if the Acquisition or other Financing Transactions do not occur, the common stock issued in this offering will remain outstanding. Purchasers of our common stock in this offering should not place undue reliance on the as adjusted information included in this prospectus supplement and the accompanying prospectus because this offering is not contingent upon the completion of any of the other Financing Transactions or the Acquisition, some or all of which are reflected in the adjustments included in that information, and because the actual amount of proceeds from the sale of shares and from any other Financing Transaction, and the actual terms of each of the Transactions, may differ, perhaps substantially, from those reflected in the prospectus supplement. We cannot assure you that we will complete the Acquisition or any of the other Financing Transactions on the terms contemplated by this prospectus supplement, or at all.

The Offering

Common stock offered by us	shares.

Option to purchase additional shares of common stock	The underwriters have an option for a period of 30 days from the date of this prospectus to purchase up to additional shares of common stock from us.

Common stock outstanding prior to this offering	583,782,867 shares.

Common stock outstanding following this offering	shares.

Use of proceeds	We estimate that the net proceeds from this offering, after deducting underwriting discounts and commissions and before estimated offering expenses, will be approximately $ million (or $ million if the underwriters exercise their option to purchase additional shares in full). We intend to use the net proceeds from the Financing Transactions to finance the Acquisition. To the extent the Acquisition is not consummated, we anticipate we will use the net proceeds of this offering for general corporate purposes. See “Use of Proceeds.”

Risk factors	You should carefully read and consider the information set forth under “Risk Factors” herein, in the accompanying prospectus and in the documents incorporated by reference herein, including our Annual Report and Quarterly Reports, before deciding to invest in our common stock.

Dividend policy	We do not currently anticipate paying any dividends on our common stock. We expect to retain all future earnings for use in the operation and expansion of our business. Any decision to declare and pay dividends in the future will be made at the sole discretion of our Board of Directors and will depend on various factors. Our ability to pay dividends on common stock may be restricted by the documents governing our and our subsidiaries’ existing and future outstanding indebtedness. No dividends may be declared or paid on our common stock unless accumulated and unpaid dividends on our 6.250% Series A mandatory convertible preferred stock (the “Mandatory Convertible Preferred Stock”) have been declared and paid, or set aside for payment, on all outstanding shares of the Mandatory Convertible Preferred Stock for all preceding dividend periods. See “Dividend Policy.”

NYSE ticker symbol	“AVTR”

Unless otherwise indicated or the context otherwise requires, all information in this prospectus reflects and assumes no exercise by the underwriters’ option to purchase up to                  additional shares of our common stock.

The number of shares of our common stock is based on 583,782,867 shares of our common stock outstanding as of June 30, 2021 and does not reflect:

•

(i) 8,211,561 shares of common stock that may be issued upon the exercise of outstanding options at an average weighted exercise price of $18.74 and (ii) 10,817,896 shares of common stock that may be issued pursuant to future awards, in each case, under our 2019 Equity Incentive Plan (as defined below);

•	8,678,535 shares of common stock that may be issued upon the exercise of outstanding options at an average weighted exercise price of $23.21 issued under the Vail Plan (as defined below);

•	1,570,297 shares of common stock that may be issued upon the exercise of outstanding options at an average weighted exercise price of $8.46 issued under the Legacy Avantor Plan (as defined below);

•	3,378,213 shares of common stock that may be issued upon the vesting of restricted stock units and performance stock units issued under the 2019 Equity Incentive Plan and/or the Legacy Avantor Plan;

•	2,000,000 shares of common stock that may be issued pursuant to our employee stock purchase plan (the “ESPP”); and

•

up to 73,927,980 shares of our common stock issuable upon conversion of the Mandatory Convertible Preferred Stock, subject to anti-dilution, make-whole and other adjustments or any shares of our common stock that may be issued in payment of a dividend, fundamental change dividend make-whole amount or accumulated dividend amount.

Summary Historical Consolidated Financial and Other Data

The following tables set forth our summary historical consolidated financial data as of the dates and for the periods indicated. The summary historical consolidated financial data as of December 31, 2019 and December 31, 2020 and for the years ended December 31, 2018, December 31, 2019 and December 31, 2020 is derived from our audited consolidated financial statements and related notes thereto incorporated by reference in this prospectus supplement. The summary historical condensed consolidated financial data as of June 30, 2021 and for the six months ended June 30, 2021 and 2020 is derived from our unaudited condensed consolidated financial statements and related notes thereto incorporated by reference in this prospectus supplement. The unaudited condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of our management, reflect all normal recurring adjustments necessary for the fair presentation of our consolidated results for these periods. The results for any interim period are not necessarily indicative of the results that may be expected for the full year. Additionally, our historical results are not necessarily indicative of the results expected for any future period.

You should read the information contained in this table in conjunction with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and the accompanying notes thereto in our Annual Report on Form 10-K for the year ended December 31, 2020 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our unaudited condensed consolidated financial statements and related notes thereto in our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2021 and June 30, 2021, each of which is incorporated by reference in this prospectus supplement.

	Year ended December 31,			Six months ended June 30,
(in millions, except per share data)	2018	2019	2020	2020	2021
Statement of operations data
Net sales	$5,864.3	$6,040.3	$6,393.6	$2,997.7	$3,644.2
Cost of sales	4,044.5	4,119.6	4,313.1	2,005.2	2,404.9

Gross profit	1,819.8	1,920.7	2,080.5	992.5	1,239.3
Selling, general and administrative expenses	1,405.3	1,368.9	1,373.7	667.5	718.3
Fees to New Mountain Capital(1)	1.0	—	—	—	—

Operating income	413.5	551.8	706.8	325.0	521.0
Interest expense	(523.8)	(440.0)	(307.6)	(186.6)	(102.5)
Loss on extinguishment of debt	—	(73.7)	(346.8)	—	(8.4)
Other (expense) income, net	(3.5)	2.5	9.9	5.0	16.4

Income before income taxes	(113.8)	40.6	62.3	143.4	426.5
Income tax benefit (expense)	26.9	(2.8)	54.3	(36.2)	(104.7)

Net (loss) income	(86.9)	37.8	116.6	107.2	321.8
Accumulation of yield on preferred stock	(269.5)	(152.5)	(64.6)	(32.3)	(32.3)
Adjustment of preferred stock to redemption value	—	(220.4)	—	—	—

Net income available to common stockholders of Avantor, Inc.	$(356.4)	$(335.1)	$52.0	$74.9	$289.5

(Loss) earnings per share information:
(Loss) earnings per share, basic	$(2.69)	$(0.84)	$0.09	$(0.13)	$0.50
(Loss) earnings per share, diluted	$(2.69)	$(0.84)	$0.09	$(0.13)	$0.49
Weighted average shares outstanding, basic	132.7	401.2	576.3	574.6	581.9
Weighted average shares outstanding, diluted	132.7	401.2	583.4	581.7	590.3

	Year ended December 31,			Six months ended June 30,
(Dollars in millions)	2018	2019	2020	2020	2021
Balance sheet data (as of period end)
Cash and cash equivalents	$184.7	$186.7	$286.6		$223.0
Total assets	9,911.6	9,773.3	9,906.5		11,249.7
Total long-term debt, including current portion	6,924.7	5,116.5	4,893.9		5,651.0
Total liabilities	9,104.0	7,311.1	7,232.2		8,263.8
Total redeemable equity	3,859.3	—	—		—
Total stockholders’ equity	(3,051.7)	2,462.2	2,674.3		2,985.9
Cash flow data
Net cash provided by operating activities	$200.5	$354.0	$929.8	$342.3	$390.7
Net cash used in investing activities	(23.2)	(42.1)	(59.1)	(24.4)	(1,203.9)
Net cash (used in) provided by financing activities	(170.3)	(307.8)	(782.9)	(86.4)	777.8
Other data
Adjusted EBITDA(2)	$945.3	$1,031.2	$1,141.6	$536.1	$729.7
Adjusted Net Income(2)	232.9	373.6	575.2	233.1	451.8

(1)	Represents transaction fees paid to New Mountain Capital. This advisory agreement was terminated upon consummation of the IPO.
(2)

We define Adjusted EBITDA as net income or loss exclusive of interest expense, income tax expense, depreciation, amortization and certain other adjustments that we do not consider in our evaluation of our ongoing operating performance from period to period as discussed further below. We believe Adjusted EBITDA is frequently used by analysts, investors and other interested parties to evaluate companies in our industry and is a helpful supplemental measure to provide additional insight in evaluating a company’s core operational performance as it excludes costs that do not relate to the underlying operation of their business. Adjusted EBITDA as presented herein does not include adjustments for the run-rate effect of synergies, which is included in calculating Adjusted Net Leverage, a metric that is incorporated by reference into this prospectus supplement.

We define Adjusted Net Income as net income or loss exclusive of amortization as further adjusted to eliminate the impact of certain costs related to the IPO, our reorganization and other items that we do not consider in our evaluation of our ongoing operating performance from period to period as discussed further below. We believe Adjusted Net Income is useful to investors as a way to analyze the underlying trends in our core business consistently across the periods inclusive of interest and depreciation.

Adjusted EBITDA and Adjusted Net Income are non-GAAP measures of our financial performance and should not be considered as alternatives to net income or loss as a measure of financial performance, or any other performance measure derived in accordance with GAAP, nor should it be construed as an inference that our future results will be unaffected by unusual or other items. Additionally, Adjusted EBITDA and Adjusted Net Income are not intended to be measures of free cash flow for management’s discretionary use, as they do not reflect certain cash requirements such as tax payments, debt service requirements, capital expenditures and certain other cash costs that may recur in the future. Adjusted EBITDA and Adjusted Net Income contain certain other limitations, including the failure to reflect our cash expenditures, cash requirements for working capital needs and cash costs to replace assets being depreciated and amortized. Management compensates for these limitations by relying on our GAAP results in addition to using Adjusted EBITDA and Adjusted Net Income. Our presentation of Adjusted EBITDA and Adjusted Net Income is not necessarily comparable to other similarly titled captions of other companies due to different methods of calculation.

The following table sets forth a reconciliation of net income or loss, the most directly comparable GAAP performance measure, to Adjusted EBITDA and Adjusted Net Income, using data derived from our consolidated financial statements, in each case for the periods indicated:

	Year ended December 31,			Six months ended June 30,
(in millions)	2018	2019	2020	2020	2021
Net (loss) income	$(86.9)	$37.8	$116.6	$107.2	$321.8
Amortization(a)	321.3	312.3	307.5	154.6	134.6
Net foreign currency loss (gain) from financing activities(b)	6.5	1.9	(0.7)	(0.2)	2.0
Other stock-based compensation (benefit) expense(c)	(0.7)	36.8	1.3	—	1.3
Loss on extinguishment of debt(d)	—	73.7	346.8	—	8.4
Restructuring and severance charges(e)	81.2	24.3	11.8	4.4	1.8
Purchase accounting adjustments(f)	(1.0)	(10.7)	—	—	—
VWR transaction, integration and planning expenses(g)	36.2	22.5	9.9	5.1	—
Adjustment for U.S. tax reform(h)	(27.3)	—	—	—	—
Receipt of disgorgement penalty(i)	—	—	—	—	(13.0)
Other(j)	8.5	3.2	7.2	2.5	25.1
Income tax benefit applicable to pretax adjustments(k)	(104.9)	(128.2)	(225.2)	(40.5)	(30.2)

Adjusted Net Income	232.9	373.6	575.2	233.1	451.8
Interest expense(a)	523.8	440.0	307.6	186.6	102.5
Depreciation(a)	83.3	86.6	87.9	39.7	40.5
Income tax (benefit) provision applicable to Adjusted Net Income(l)	105.3	131.0	170.9	76.7	134.9

Adjusted EBITDA	$945.3	$1,031.2	$1,141.6	$536.1	$729.7

(a)	Represents amounts as determined under GAAP.
(b)

Represents remeasurement of various foreign-denominated borrowings into functional currencies. Our U.S. subsidiaries carry a significant amount of euro-denominated debt, and many of our subsidiaries borrow and lend with each other in foreign currencies. Through July 11, 2019, the foreign currency losses were primarily caused by unhedged intercompany loans receivable ranging from €190 million and €795 million.

On July 11, 2019, we completed an intercompany recapitalization that is intended to mitigate substantially all of our net euro financing exposure in future periods. We still expect to record gains and losses related to intercompany borrowings denominated in other currencies. Historically, the remeasurement of borrowings denominated in currencies other than the euro has not been material.

(c)	Represents expenses primarily related to remeasuring standalone appreciation rights at fair value on a recurring basis and the vesting of performance stock options with the completion of our IPO.
(d)

Represents the write-off of unamortized deferred financing fees, each incurred as a result of refinancing our outstanding indebtedness or making significant prepayments on our term loans, and which were otherwise classified as interest expense in our prior presentation of Adjusted EBITDA. As a result of a loss on extinguishment of debt of $73.7 million in 2019, we determined it was appropriate to include this as an addition to Adjusted Net Income, and also to include the related 35% tax effect in the income tax benefit applicable to pretax adjustments.

(e)	The following table presents restructuring and severance charges by plan:

	Year ended December 31,			Six months ended June 30,
(in millions)	2018	2019	2020	2020	2021
2017 restructuring	$78.3	$23.0	$11.0	$—	$—
Other	2.9	1.3	0.8	4.4	1.8

Total	$81.2	$24.3	$11.8	$4.4	$1.8

Other includes three smaller plans for VWR, NuSil and legacy Avantor and other non-plan initiatives.

(f)

Represents reversals of the short-term impact of purchase accounting adjustments on earnings. The most significant adjustment in 2019 was a normalization of expense for prepaid customer rebates that were derecognized in purchase accounting.

(g)	Represents direct expenses incurred to consummate the VWR Acquisition and other expenses incurred related to the planning and integration of VWR.
(h)

Represents the accounting effects of tax reform legislation enacted in the United States. In 2018, we finalized our provisional accounting for U.S. tax reform, which included interpreting new transition tax regulations issued in 2018. In connection with finalizing our provisional accounting, we recognized an income tax benefit of $27.3 million, consisting of a $48.8 million benefit related to the one-time transition tax, offset in part by an expense of $21.5 million related to deferred tax remeasurement. During the preparation of our third quarter 2019 results, we concluded that it was more appropriate to remove the impact of these one-time benefits from U.S. tax reform in the calculation of Adjusted Net Income, and reclassify such impact as an increase to the income tax benefit provision applicable to Adjusted Net Income. As a result, Adjusted Net Income for 2018 was reduced by $27.3 million, but there were no changes to the amount of 2018 Adjusted EBITDA.

(i)	Related to the disgorgement of disallowed trading profits from Goldman Sachs & Co. LLC (“Goldman Sachs”), which was a related party until December 31, 2020.
(j)	The following table presents the components of other:

	Year ended December 31,			Six months ended June 30,
(in millions)	2018	2019	2020	2020	2021
Unconsummated equity offering	$—	$—	$—	$—	$—
NuSil-related integration expenses	—	—	—	—	—
Executive departures	4.5	—	—	—	—
Impairment charges	2.9	—	—	—	—
Debt refinancing fees	—	—	—	—	—
Acquisition-related expenses	—	—	—	—	24.6
Integration-related expenses	—	—	—	—	0.5
Other transaction expenses	1.1	3.2	7.2	2.5	—

Total	$8.5	$3.2	$7.2	$2.5	$25.1

(k)

Represents the income tax benefit associated with the reconciling items between net income or loss and Adjusted Net Income. To determine the aggregate tax effect of the reconciling items, we utilized statutory income tax rates ranging from 0% and 35%, depending upon the applicable jurisdictions of each adjustment.

(l)	Represents the difference between income tax expense or benefit as determined under GAAP and the income tax benefit applicable to pretax adjustments.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, including the risks and uncertainties discussed under “Prospectus Supplement Summary—Summary Historical Consolidated Financial and Other Data” contained elsewhere in this prospectus supplement, “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes thereto in our Annual Report and “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our unaudited condensed consolidated financial statements and related notes thereto in our Quarterly Reports, each of which is incorporated by reference in this prospectus supplement and the accompanying prospectus, before investing in our common stock. If any of the risks described below actually occur, our business, financial condition, results of operations or prospects could be materially adversely affected. In any such case, the trading price of our common stock could decline and you could lose all or part of your investment.

Risks Related to this Offering and Ownership of Our Common Stock

Our stock price may be volatile or may decline regardless of our operating performance, and you may not be able to resell shares of our common stock at or above the price you paid or at all, and you could lose all or part of your investment as a result.

We completed our IPO in May 2019. Since our IPO, the price of our common stock, as reported on the NYSE, has ranged from a low of $6.66 on March 18, 2020 to a high of $42.43 on September 10, 2021. The trading price of our common stock may be volatile, and you may not be able to resell your shares at or above the price at which you purchased them due to a number of factors such as those listed under “Risk Factors” in our Annual Report and Quarterly Reports, each of which is incorporated by reference in this prospectus supplement, and the following:

•	the scale and scope of the COVID-19 pandemic;

•	results of operations that vary from the expectations of securities analysts and investors;

•	results of operations that vary from those of our competitors;

•	changes in expectations as to our future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

•	changes in economic conditions for companies in our industry;

•	changes in market valuations of, or earnings and other announcements by, companies in our industry;

•	declines in the market prices of stocks generally, particularly those of companies in our industry;

•	additions or departures of key management personnel;

•	strategic actions by us or our competitors;

•

announcements by us, our competitors or our suppliers of significant contracts, price reductions, new products or technologies, acquisitions, joint marketing relationships, joint ventures, other strategic relationships or capital commitments;

•	changes in preference of our customers;

•	changes in general economic or market conditions or trends in our industry or the economy as a whole;

•	changes in business or regulatory conditions;

•	future sales of our common stock or other securities;

•	investor perceptions of or the investment opportunity associated with our common stock relative to other investment alternatives;

•	the public’s response to press releases or other public announcements by us or third parties, including our filings with the SEC;

•	announcements relating to litigation or governmental investigations;

•	guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

•	changes in accounting principles; and

•	other events or factors, including those resulting from informational technology system failures and disruptions, natural disasters, war, acts of terrorism or responses to these events.

Furthermore, the stock market may continue to experience extreme volatility that, in some cases, may be unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our actual operating performance. In addition, price volatility may be greater if the public float and trading volume of our common stock is low.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were to become involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

We may not be able to complete the Acquisition or the Debt Financings on or during the timeline expected, or at all, or we may not realize the expected benefits of the Acquisition.

On September 7, 2021, we announced that we entered into the Purchase Agreement to acquire the Masterflex bioprocessing business and related assets of Antylia Scientific. We intend to use the net proceeds of the Financing Transactions to finance the Acquisition. There is no assurance that the Transactions will be consummated on the terms contemplated, or at all, and this offering is not conditioned on the completion of the Acquisition or the Debt Financings. To the extent the Acquisition is not consummated, we anticipate we will use the net proceeds of this offering for general corporate purposes. See “Use of Proceeds.”

In addition, regardless of whether we close the Acquisition, the expected benefits of the Acquisition may not materialize in the expected manner or timeframe or at all, including due to potential complications with respect to Masterflex’s integration; potential disruptions to Masterflex’s management or current or future plans and operations due to the Acquisition; or domestic or international litigation developments, investigations, or otherwise. Failure to realize the expected benefits of the Acquisition could adversely affect the value of our common stock. In addition, if a qualitative assessment of impairment of our investment in Masterflex were to indicate that its fair value is less than its carrying value, the investment would be written down to its fair value, which could have a material adverse effect on our consolidated results of operations or financial position.

This offering is not conditioned upon the completion of the Acquisition. If the Acquisition is not consummated, we will have broad discretion on the use of the net proceeds of this offering.

This offering is not conditioned upon the completion of the Acquisition. Accordingly, your purchase of our common stock in this offering may be an investment in Avantor on a stand-alone basis without any of the assets of Masterflex or anticipated benefits of the Acquisition. We will have broad discretion to use the net proceeds of this offering if the Acquisition does not occur. If the Acquisition does not occur, we expect to use the net proceeds from this offering general corporate purposes, which may include the repayment of indebtedness incurred in connection with the other Financing Transactions, repurchases of our common stock, other debt repayment, capital expenditures and investments. See “Use of Proceeds.”

The outstanding shares of Mandatory Convertible Preferred Stock may adversely affect the market price of our common stock.

The market price of our common stock is likely to be influenced by the outstanding shares of Mandatory Convertible Preferred Stock. For example, the market price of our common stock could become more volatile and could be depressed by:

•	investors’ anticipation of the potential resale in the market of a substantial number of additional shares of our common stock received upon conversion of the Mandatory Convertible Preferred Stock;

•	possible sales of our common stock by investors who view the Mandatory Convertible Preferred Stock as a more attractive means of equity participation in us than owning shares of our common stock; and

•	hedging or arbitrage trading activity that may develop involving the Mandatory Convertible Preferred Stock and our common stock.

Certain rights of the holders of the Mandatory Convertible Preferred Stock could delay or prevent an otherwise beneficial takeover or takeover attempt of us.

Certain rights of the holders of the Mandatory Convertible Preferred Stock could make it more difficult or more expensive for a third party to acquire us. For example, if a fundamental change were to occur on or prior to May 15, 2022, holders of the Mandatory Convertible Preferred Stock may have the right to convert their Mandatory Convertible Preferred Stock, in whole or in part, at an increased conversion rate and will also be entitled to receive a make-whole amount equal to the present value of all remaining dividend payments on their Mandatory Convertible Preferred Stock as described in the certificate of designations governing the Mandatory Convertible Preferred Stock. These features of the Mandatory Convertible Preferred Stock could increase the cost of acquiring us or otherwise discourage a third party from acquiring us or removing incumbent management.

Our common stock ranks junior to the Mandatory Convertible Preferred Stock with respect to the payment of dividends and amounts payable in the event of our liquidation, dissolution or winding-up of our affairs.

Our common stock ranks junior to the Mandatory Convertible Preferred Stock with respect to the payment of dividends and amounts payable in the event of our liquidation, dissolution or winding-up of our affairs. This means that, unless accumulated and unpaid dividends have been declared and paid, or set aside for payment, on all outstanding shares of the Mandatory Convertible Preferred Stock for all preceding dividend periods, no dividends may be declared or paid on our common stock and we will not be permitted to purchase, redeem or otherwise acquire any of our common stock, subject to limited exceptions. Likewise, in the event of our voluntary or involuntary liquidation, dissolution or winding-up of our affairs, no distribution of our assets may be made to holders of our common stock until we have paid to holders of the Mandatory Convertible Preferred Stock a liquidation preference equal to $50.00 per share plus accumulated and unpaid dividends.

Holders of the Mandatory Convertible Preferred Stock have the right to elect two directors in the case of certain dividend arrearages.

Whenever dividends on any shares of the Mandatory Convertible Preferred Stock have not been declared and paid for the equivalent of six or more dividend periods, whether or not for consecutive dividend periods, the authorized number of directors on our Board of Directors will, at the next annual meeting of stockholders or at a special meeting of stockholders, if any, automatically be increased by two and the holders of such shares of the Mandatory Convertible Preferred Stock, voting together as a single class with holders of other series of our voting preferred stock then outstanding will be entitled, at our next annual meeting of stockholders or at a special meeting of stockholders, if any, to vote for the election of a total of two additional members of our Board of Directors, subject to certain terms and limitations. This right to elect directors will dilute the representation of the holders of our common stock on our Board of Directors and may adversely affect the market price of our common stock.

Because we have no current plans to pay cash dividends on our common stock, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

We have no current plans to pay cash dividends on our common stock. The declaration, amount and payment of any future dividends on our common stock will be at the sole discretion of our Board of Directors. Our Board of Directors may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, including restrictions under our credit agreements and other indebtedness we may incur, and such other factors as our Board of Directors may deem relevant. In addition, no dividends may be declared or paid on our common stock unless accumulated and unpaid dividends on the Mandatory Convertible Preferred Stock have been declared and paid, or set aside for payment, on all outstanding shares of the Mandatory Convertible Preferred Stock for all preceding dividend periods. See “Dividend Policy.”

As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than your purchase price.

We are a holding company with no operations of our own and as such, we depend on our subsidiaries for cash to fund all of our operations and expenses, including future dividend payments, if any.

Our operations are conducted entirely through our subsidiaries and our ability to generate cash to meet our debt service obligations or to make future dividend payments, if any, is highly dependent on the earnings and the receipt of funds from our subsidiaries via dividends or intercompany loans. We do not currently expect to declare or pay dividends on our common stock for the foreseeable future; however, to the extent that we determine in the future to pay dividends on our common stock, the agreements governing our indebtedness restrict the ability of our subsidiaries to pay dividends or otherwise transfer assets to us. See Note 25 to the audited financial statements incorporated by reference in this prospectus supplement.

If securities or industry analysts do not publish research or reports about our business or if they downgrade our stock or our sector, our stock price and trading volume could decline.

The trading market for our common stock relies in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. Furthermore, if one or more of the analysts who do cover us downgrade our stock or our industry, or change their views regarding the stock of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our stock could decline. If one or more of these analysts stop covering us or fail to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

Maintaining the requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

In the second quarter of 2019, we completed our IPO. As a public company, we incur significant legal, regulatory, finance, accounting, investor relations and other expenses that we did not incur as a private company, including costs associated with public company governance and reporting requirements. We also have incurred and will continue to incur costs associated with our compliance with, the Sarbanes-Oxley Act of 2002 (the

“Sarbanes-Oxley Act”) and the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), as well as rules and regulations implemented by the SEC and costs in connection with continued listing on the New York Stock Exchange (the “NYSE”). Our efforts to comply with these rules and regulations have significantly increased our legal and financial compliance costs and have made some activities more time-consuming or costly. Our management devotes a substantial amount of time to ensure that we comply with all of these requirements, diverting the attention of management away from revenue-producing activities. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock and the Mandatory Convertible Preferred Stock, fines, sanctions and other regulatory action and potentially civil litigation.

Failure to comply with requirements to design, implement and maintain effective internal control over financial reporting could have a material adverse effect on our business and stock price, and any failure to maintain financial controls could result in our financial statements becoming unreliable.

As a public company, we have significant requirements for enhanced financial reporting and internal controls. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. The measures we take may not be sufficient to satisfy our obligations as a public company and if we are unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements and harm our results of operations.

In connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404 thereof. In addition, we may encounter problems or delays in completing the remediation of any deficiencies identified by our independent registered public accounting firm in connection with the issuance of their attestation report.

Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses which could result in a material misstatement of our annual or quarterly consolidated financial statements or disclosures that may not be prevented or detected.

We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act or our independent registered public accounting firm may not issue an unqualified opinion. If either we are unable to conclude that we have effective internal control over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified opinion, investors could lose confidence in our reported financial information, which could have a material adverse effect on the trading price of our common stock.

Future sales, or the perception of future sales, by us or our existing stockholders in the public market could cause the market price for our common stock to decline.

Sales of a substantial number of shares of our common stock in the public market, or the perception that such sales could occur, could substantially decrease the market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

As of June 30, 2021, we had a total of 583,782,867 shares of our common stock outstanding. Of the outstanding shares, the 233,050,000 shares of common stock sold in the IPO, the 51,750,000 shares of common stock sold in a secondary offering in May 2020, the 63,888,888 shares of common stock sold in a secondary offering in August 2020, the 71,569,765 shares of common stock sold in a secondary offering in November 2020 and the                  shares of common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the “Securities Act”), except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, or Rule 144, including our directors, executive officers and other affiliates, may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration such as Rule 144.

The 2,972,740 shares of common stock held by certain of our directors and executive officers after this offering, representing                 % of the total outstanding shares of our common stock following this offering, will be “restricted securities” within the meaning of Rule 144 and subject to certain restrictions on resale. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration such as Rule 144.

In connection with this offering, we and our directors and executive officers have signed lock-up agreements with the underwriters that, subject to certain exceptions, restrict the disposition of, or hedging with respect to, the shares of our common stock or securities convertible into or exchangeable for shares of common stock, each held by them for 45 days following the date of this prospectus supplement, except with the prior written consent of Goldman Sachs & Co. LLC and Citigroup Global Markets Inc. and, with respect to officers and directors, the sale of up to 1,001,300 shares in the aggregate pursuant to exceptions for pre-existing Rule 10b5-1 trading plans and the transfer of certain shares relating to vested equity awards. See “Underwriting” for a description of these lock-up agreements. The underwriters may, in their sole discretion, release all or some portion of the shares subject to the lock-up agreements prior to the expiration of such periods.

New Mountain Capital and certain other stockholders have the right, subject to certain conditions, to require us to register the sale of their shares of our common stock under the Securities Act. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.” By exercising its registration rights and selling a large number of shares, New Mountain Capital could cause the prevailing market price of our common stock to decline. In addition, pursuant to a registration rights agreement, certain of our other stockholders have “piggyback” registration rights with respect to future registered offerings of our common stock. Registration of any of these outstanding shares of common stock would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement.

Upon consummation of the IPO, we filed a registration statement on Form S-8 under the Securities Act to register 44,540,810 shares of rollover options, restricted stock, restricted stock units and performance stock units issued or issuable under the Avantor, Inc. Equity Incentive Plan (the “Legacy Avantor Plan”), the Vail Holdco Corp Equity Incentive Plan (the “Vail Plan”) and the Avantor, Inc. 2019 Equity Incentive Plan (the “2019 Equity Incentive Plan”). These shares have been registered with a registration statement on Form S-8 and will be available for sale in the open market. As of June 30, 2021, there were outstanding options, restricted stock units and performance stock units issued under the Legacy Avantor Plan, the Vail Plan and the 2019 Equity Incentive Plan in respect of 22,941,339 shares of common stock.

In addition, on November 14, 2019, we filed a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock subject to the ESPP. Upon completion of any enrollment period, shares accepted by our employees and registered under such registration statement will be available for sale in the open market. This registration statement covers an aggregate 2,000,000 shares.

As restrictions on resale end, or if the existing stockholders exercise their registration rights, the market price of our shares of common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities.

In the future, we may also issue our securities in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.

Anti-takeover provisions in our organizational documents could delay or prevent a change of control.

Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws may have an anti-takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt, or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders.

These provisions provide for, among other things:

•

a classified Board of Directors, as a result of which our Board of Directors is divided into three classes, with each class serving for staggered terms, with successors to the class of directors whose term expired at the first and second annual meetings of stockholders following the date of the IPO, as applicable, elected for a term expiring at the third annual meeting of stockholders following the date of the IPO;

•	the ability of our Board of Directors to issue one or more series of preferred stock;

•	advance notice requirements for nominations of directors by stockholders and for stockholders to include matters to be considered at our annual meetings; and

•	certain limitations on convening special stockholder meetings.

These anti-takeover provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares. See “Description of Capital Stock” in the accompanying prospectus.

Our Board of Directors is authorized to issue and designate shares of our preferred stock in additional series without stockholder approval.

Our amended and restated certificate of incorporation authorizes our Board of Directors, without the approval of our stockholders, to issue 75,000,000 shares of our preferred stock (including 25,000,000 shares of Mandatory Convertible Preferred Stock), subject to limitations prescribed by applicable law, rules and regulations and the provisions of our amended and restated certificate of incorporation, as shares of preferred stock in series, to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof. The powers, preferences and rights of these additional series of preferred stock may be senior to or on parity with our common stock, which may reduce its value.

Our amended and restated certificate of incorporation provides, subject to limited exceptions, that state and federal courts (as appropriate) located within the State of Delaware will be the sole and exclusive forum for certain stockholder litigation matters, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.

Our amended and restated certificate of incorporation provides that unless we consent to the selection of an alternative forum, the state or federal courts (as appropriate) located within the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of our company, (ii) action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee or stockholder of our company to us or our stockholders, creditors or other constituents, (iii) action against us or any of our directors or officers involving a claim or defense arising pursuant to any provision of the Delaware General Corporation Law (“DGCL”) or our amended and restated certificate of incorporation or our amended and restated bylaws, (iv) action against us or any director or officer of the Company involving a claim or defense implicating the internal affairs doctrine, or (v) action against us or any of our directors or officers involving a claim or defense arising pursuant to the Exchange Act or the Securities Act. It is possible that these exclusive forum provisions may be challenged in court and may be deemed unenforceable in whole or in part. Our exclusive forum provision shall not relieve the company of its duties to comply with the federal securities laws and the rules and regulations thereunder, and our stockholders will not be deemed to have waived our compliance with these laws, rules and regulations.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus and the documents we incorporate by reference herein contain certain forward-looking statements and information relating to us that are based on the beliefs of our management as well as assumptions made by, and information currently available to, us. These statements include, but are not limited to, statements about our current expectations and projections relating to the Acquisition and the related financing, as well as our strategies, plans, objectives, expectations, intentions, expenditures and assumptions and other statements contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus that are not historical facts. When used in this document, words such as “may,” “will,” “should,” “intend,” “potential,” “continue,” “anticipate,” “believe,” “estimate,” “expect,” “plan” and “project” and similar expressions as they relate to us are intended to identify forward-looking statements. These statements reflect our current views with respect to future events, are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. Further, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate.

The forward-looking statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus, including such statements taken from third-party industry and market reports. See “Market and Industry Data.” You should understand that the following important factors, in addition to those discussed herein under the caption “Risk Factors” in this prospectus supplement and “Risk Factors” in our Annual Report and Quarterly Reports, each of which are incorporated by reference herein, could affect our future results and could cause those results or other outcomes to differ materially from those expressed or implied in our forward-looking statements:

•	adverse impacts from the COVID-19 pandemic;

•	disruptions to our operations;

•	competition from other industry providers;

•	our ability to implement our growth strategy;

•	our ability to anticipate and respond to changing industry trends;

•	adverse impacts from conditions affecting trends in consumer, business, and government spending;

•	the impact of the COVID-19 pandemic;

•	our dependence on sole or limited sources for some essential materials and components;

•	our ability to successfully value and integrate acquired businesses, including Masterflex, and our ability to execute related financings on favorable terms;

•	our products’ satisfaction of applicable quality criteria, specifications and performance standards;

•	our ability to maintain our relationships with key customers;

•	our ability to maintain our relationships with distributors;

•	our ability to maintain consistent purchase volumes under purchase orders;

•	our ability to maintain and develop relationships with drug manufacturers and contract manufacturing organizations;

•	the impact of new laws, regulations, or other industry standards;

•	changes in the interest rate environment that increase interest on our borrowings;

•	adverse impacts from currency exchange rates or currency controls imposed by any government in major areas where we operate or otherwise;

•	our ability to implement and improve processing systems and prevent a compromise of our information systems;

•	our ability to protect our intellectual property and avoid third-party infringement claims;

•	the fact that we are subject to product liability and other claims in the ordinary course of business;

•	our ability to develop new products responsive to the markets we serve;

•	the availability of raw materials;

•	our ability to avoid negative outcomes related to the use of chemicals;

•	our ability to maintain highly skilled employees;

•	adverse impact of impairment charges on our goodwill and other intangible assets;

•	fluctuations and uncertainties related to doing business outside the United States;

•	our ability to obtain and maintain required regulatory clearances or approvals may constrain the commercialization of submitted products;

•	our ability to comply with environmental, health and safety laws and regulations, or the impact of any liability or obligation imposed under such laws or regulations;

•	our substantial indebtedness could adversely affect our financial condition and prevent us from fulfilling our debt or contractual obligations;

•	our ability to generate sufficient cash flows or access sufficient additional capital to meet our debt obligations or to fund our other liquidity needs; and

•	our ability to maintain an adequate system of internal control over financial reporting.

These forward-looking statements involve known and unknown risks, inherent uncertainties and other factors, which may cause our actual results, performance, time frames or achievements to be materially different from any future results, performance, time frames or achievements expressed or implied by the forward-looking statements. Any statements contained or incorporated by reference herein that are not statements of historical facts may be deemed to be forward-looking statements. Actual results and the timing of certain events may differ materially from those contained in these forward-looking statements.

Many of these factors are macroeconomic in nature and are, therefore, beyond our control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from those described in this prospectus supplement as anticipated, believed, estimated, expected, intended, planned or projected. We discuss many of these risks in greater detail under the heading “Risk Factors” in this prospectus supplement and under “Risk Factors” in our Annual Report and Quarterly Reports, each of which is incorporated by reference herein. Unless required by United States federal securities laws, we neither intend nor assume any obligation to update these forward-looking statements, which speak only as of their dates.

USE OF PROCEEDS

We estimate that the net proceeds from this offering, after deducting underwriting discounts and commissions and before estimated offering expenses, will be approximately $                million (or $                million if the underwriters exercise their option to purchase additional shares in full).

We intend to use the net proceeds from the Financing Transactions to finance the Acquisition and pay related costs and expenses.

This offering and the other Financing Transactions are not conditioned upon the consummation of any other Financing Transactions or the Acquisition. In addition, the indebtedness to be incurred in certain of the Financing Transactions may not be incurred, or may be redeemed, repaid, or repurchased, if the Acquisition is not consummated or is not consummated by a specified date. Even if the Acquisition and/or other Financing Transactions do not occur, the common stock issued in this offering will remain outstanding. If for any reason the Acquisition is not consummated, we expect we would use the net proceeds for this offering for general corporate purposes, which may include the repayment of indebtedness incurred in connection with the other Financing Transactions, repurchases of our common stock, other debt repayment, capital expenditures and investments. Pending application of the net proceeds of this offering for the foregoing purposes, the net proceeds may be invested temporarily in investment-grade securities or similar instruments, or be used to temporarily reduce borrowings under our A/R facility or revolving credit facility.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as of June 30, 2021 on:

•	an actual basis;

•	an as adjusted basis to give effect to this offering; and

•	an as further adjusted basis to give effect to the Transactions, including this offering and the Debt Financings.

The completion of this offering is not conditioned upon the consummation of any of the other Transactions, including the Acquisition. Accordingly, investors should not place undue reliance on the as further adjusted information included in this prospectus supplement because this offering is not conditioned upon the consummation of any of the other transactions reflected in such information. In addition, even if the Transactions are completed, actual amounts may vary from such information depending on several factors, including potential changes in our financing plans as a result of market conditions or the timing of the consummation of the Acquisition.

You should read this table in conjunction with “Summary—The Offering,” “Summary—Summary Historical Consolidated Financial and Other Data” included elsewhere in this prospectus supplement, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our unaudited condensed consolidated financial statements and the related notes thereto in our Quarterly Reports, which are incorporated by reference in this prospectus supplement.

	As of June 30, 2021 (unaudited)
	Actual	As Adjusted	As Further Adjusted
(dollars in millions)
Cash and cash equivalents(1)	$223.0	$973.0	$223.0

Debt:
Revolver (2)	—	—	—
A/R facility (3)	—	—	—
Term loan facility
Dollar term loan facility	1,526.5	1,526.5	1,526.5
Euro term loan facility(4)	1,320.3	1,320.3	1,320.3
4.625% Senior Notes due 2028	1,550.0	1,550.0	1,550.0
3.875% Senior Notes due 2028(5)	474.0	474.0	474.0
2.625% Senior First Lien Notes due 2025(6)	770.3	770.3	770.3
Debt Financings(7)	—	—	2,250.0
Other(8)	92.2	92.2	92.2

Total debt, gross	5,733.3	5,733.3	7,983.3
Less: unamortized deferred financing costs(9)	(82.3)	(82.3)	(82.3)

Total debt	5,651.0	5,651.0	7,901.0
Stockholders’ equity:
Mandatory Convertible Preferred Stock: par value $0.01 per share; 25,000,000 shares authorized, 20.7 million issued and outstanding, actual, as adjusted and as further adjusted	1,003.7	1,003.7	1,003.7
Common stock, including paid-in capital: par value $0.01 per share; 750,000,000 shares authorized; 583.7 million shares issued and outstanding, actual; 601.5 million shares issued and outstanding, as adjusted and as further adjusted(10)	1,747.7	2,497.7	2,497.7
Accumulated earnings	233.1	233.1	233.1
Accumulated other comprehensive income	1.4	1.4	1.4

Total stockholders’ equity	2,985.9	3,735.9	3,735.9
Total capitalization	$8,636.9	$9,386.9	$11,636.9

(1)

As further adjusted cash and cash equivalents assumes gross proceeds of $750.0 million from this offering and may increase or decrease depending on, among other things, actual costs and expenses incurred in connection with the Transactions, including any purchase price adjustments. In addition, as described in this prospectus supplement, we intend to fund the Acquisition with the net proceeds from the Financing Transactions and we do not currently intend to use cash on hand. However, the consummation of the Debt Financings will be dependent on the market and other factors, and there is no assurance that the Debt Financings will be incurred in full, or at all. In this event, we may fund a portion of the Acquisition with cash on the balance sheet.

(2)

As of June 30, 2021, the Company had $515.0 million of availability under the Revolver (excluding $1.6 million of undrawn letters of credit). In addition, as described in this prospectus supplement, we intend to fund the Acquisition with the net proceeds from the Financing Transactions and we do not currently intend to draw on the revolver. However, the consummation of the Debt Financings will be dependent on the market and other factors, and there is no assurance that the Debt Financings will be incurred in full, or at all. In this event, we may fund a portion of the Acquisition with borrowings under the revolver.

(3)

As of June 30, 2021, there were no borrowings outstanding under our A/R facility and we would have had $300.0 million of available borrowings thereunder (excluding $ 8.8 million of undrawn letters of credit). In addition, as described in this prospectus supplement, we intend to fund the Acquisition with the net proceeds from the Financing Transactions and we do not currently intend to draw on the A/R facility. However, the consummation of the Debt Financings will be dependent on the market and other factors, and there is no assurance that the Debt Financings will be incurred in full, or at all. In this event, we may fund a portion of the Acquisition with borrowings under the A/R facility.

(4)

Reflects the U.S. dollar equivalent of the €1,114.2 million in aggregate principal amount of the senior secured euro term loans. Represents an exchange rate of $1.185 to €1.00, determined as of June 30, 2021.

(5)

Reflects the U.S. dollar equivalent of the €400.0 million in aggregate principal amount of the 3.875% Senior Notes due 2028. Represents an exchange rate of $1.185 to €1.00, determined as of June 30, 2021.

(6)	Reflects the U.S. dollar equivalent of the €650.0 million aggregate principal amount of the 2.625% Senior First Lien Notes due 2025.
(7)

As further adjusted amount represents gross indebtedness anticipated to be incurred in the Debt Financings and excludes debt issuance costs. Our anticipated gross proceeds from the Debt Financings assumes we will receive a total of $750.0 million in gross proceeds from this offering, without exercise of the underwriters’ option to purchase additional shares. To the extent that the underwriters exercise their option to purchase additional shares or we otherwise receive gross proceeds in excess of $750.0 million from this offering, the amount of indebtedness we incur in the Debt Financings would be reduced by a corresponding amount.

There is no assurance that the Debt Financings will be incurred on favorable terms, or at all, and the Acquisition and this offering are not conditioned on the completion of the Debt Financings. To the extent the Acquisition is not consummated, we anticipate we will use the net proceeds of this offering for general corporate purposes. The terms of the Debt Financings may include provisions requiring us to repay or redeem such debt if the Acquisition is not consummated by a specified date. In addition, if the Acquisition is not consummated, we do not expect to incur any borrowings under the senior secured credit facilities in connection with the Transactions.

(8)	Other debt consists primarily of $72.4 million of finance lease liabilities.
(9)	As adjusted and as further adjusted amounts do not give effect to any unamortized deferred issuance costs, which may be incurred in connection with the Financing Transactions.
(10)

As adjusted and as further adjusted share numbers and amounts with respect to this offering are based on an assumed offering price of $42.33 per share (the last reported sale price of our common stock on the NYSE on September 10, 2021) and assumed gross proceeds of $750.0 million, without deducting estimated underwriting discounts and offering expenses. If the aggregate net proceeds from this offering is less than anticipated, or if the underwriters do not exercise their option to purchase additional shares, we currently intend to incur an increased amount of indebtedness in the Debt Financings prior to the consummation of the Acquisition. However, if we are unable to incur such debt, we may fund any shortfall with cash on the balance sheet and/or borrowings under our revolving credit facilities.

DIVIDEND POLICY

We do not currently anticipate paying any dividends on our common stock immediately and currently expect to retain all future earnings for use in the operation and expansion of our business. The declaration, amount and payment of any future dividends on our common stock will be at the sole discretion of our Board of Directors, which may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, including restrictions under our credit agreements and other indebtedness we may incur, and such other factors as our Board of Directors may deem relevant. No dividends may be declared or paid on our common stock unless accumulated and unpaid dividends on the Mandatory Convertible Preferred Stock have been declared and paid, or set aside for payment, on all outstanding shares of the Mandatory Convertible Preferred Stock for all preceding dividend periods. If we elect to pay such dividends in the future, we may reduce or discontinue entirely the payment of such dividends at any time.

Because a significant portion of our operations is through our subsidiaries, our ability to pay dividends depends in part on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their jurisdiction of organization, agreements of our subsidiaries or covenants under any existing and future outstanding indebtedness we or our subsidiaries incur. In addition, Avantor Funding’s ability to pay dividends to us is limited by covenants in its outstanding indebtedness. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness” in our Annual Report and Quarterly Reports, each of which is incorporated by reference in this prospectus supplement, for a description of the restrictions on Avantor Funding’s ability to pay dividends to us.

Other than quarterly dividends to the holders of the Mandatory Convertible Preferred Stock, we did not make any dividends or distributions in the years ended December 31, 2018, 2019 and 2020.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Arrangements with Affiliates of New Mountain Capital and Affiliates of Goldman Sachs

Until November 10, 2020, affiliates of New Mountain Capital and affiliates of Goldman Sachs beneficially owned more than 5% of our outstanding common stock. We and certain of our subsidiaries entered into various related party agreements in the ordinary course of business and in contemplation of the VWR Acquisition and our IPO:

Stockholders Agreement

In connection with the VWR Acquisition, we entered into a stockholders agreement with affiliates of New Mountain Capital, affiliates of Goldman Sachs and certain other co-investors, which provides for, among other things, the election of our Board of Directors, restrictions on the transferability of our equity, preemptive rights, bring-along rights, tag-along rights, preemptive rights and information rights for the benefit of New Mountain Capital, Goldman Sachs and certain other co-investors.

This agreement required us to nominate a number of individuals directly or indirectly designated by an affiliate of Goldman Sachs as our directors, so long as it held a certain number of shares of our common stock. The right of such affiliate of Goldman Sachs to nominate a director fell away in 2020.

The Stockholders Agreement contains restrictions on transferability of our equity, rights and obligations of transferees, existing stockholder piggyback rights, certain tag-along rights and certain other covenants. Following the consummation of the IPO, our equity securities may be sold by the parties to the Stockholders Agreement only to (i) affiliates, subject to certain restrictions, or (ii) in a transaction that is exempt under the Securities Act or that is made through the exercise of registration rights provided in the Registration Rights Agreement. The parties to the Stockholders Agreement have “piggyback” rights to participate in a registered offering of the Company’s securities by affiliates of New Mountain Capital. Similarly, the parties to the Stockholders Agreement have tag-along rights in connection with any transfers by affiliates of New Mountain Capital of our equity securities in an unregistered offering to a third-party investor, except for a broker-dealer transaction.

Investor Rights Agreement

In connection with the IPO, we entered into an investor rights agreement with affiliates of New Mountain Capital, which, among other things, granted New Mountain Capital the right to nominate directors to our Board of Directors, so long as it held a certain number of shares of our common stock. The investor rights agreement was terminated effective April 11, 2021.

Registration Rights Agreement

In connection with the VWR Acquisition, we entered into a registration rights agreement with affiliates of New Mountain Capital, Goldman Sachs and its affiliates and certain other co-investors. Subject to certain conditions, the registration rights agreement provides certain affiliates of New Mountain Capital, as well as holders of a majority of the voting power of the common stock that was purchased upon exercise of warrants, with an unlimited number of “demand” registrations, permitting the demanding party to request the registration of shares of our common stock held by such party in an offering registered under the Securities Act. In addition, under the registration rights agreement, all holders of registrable securities party thereto are provided with customary “piggyback” registration rights, permitting such party to participate in offerings of shares of our common stock initiated by other parties. The registration rights agreement also provides that we will pay certain expenses of these holders relating to such registrations and indemnify them against certain liabilities which may arise under the Securities Act.

Advisory Agreement

Avantor Funding previously entered into an amended and restated advisory agreement with New Mountain Capital on September 30, 2016 (the “Advisory Agreement”) pursuant to which New Mountain Capital provided, on a nonexclusive basis, management, financial and investment banking advisory services to Avantor and its subsidiaries. The Advisory Agreement requires us to pay New Mountain Capital (i) an annual advisory fee of $1.0 million; (ii) a fee equal to 2% of the value of any acquisitions or financing transactions if their value is greater than $20.0 million; and (iii) reimbursement of certain immaterial out-of-pocket expenses. In November 2017, the advisory agreement was amended so that any future transaction fees, other than defined exit events, are payable in shares of our common stock instead of cash. The Advisory Agreement was terminated in connection with the IPO, without any fee paid.

The following table presents the payments we have made under the advisory agreement in each of the following periods indicated:

	Year ended December 31,
(in millions)	2020	2019	2018
Annual advisory fees	$—	$—	$1.0
Transaction fees:
VWR Acquisition	—	—	—
Debt refinancings	—	—	—

Total	$—	$—	$1.0

Prior Senior Preferred Stock

Concurrently with the consummation of the VWR Acquisition, we issued shares of series A senior preferred stock (the “Prior Senior Preferred Stock”) with an initial aggregate liquidation preference of $2.0 billion to investors, including affiliates of Goldman Sachs. We redeemed all the outstanding shares of the Prior Senior Preferred Stock with the proceeds of the IPO. The redemption required the payment of a make-whole premium of approximately $220.4 million.

Approximately 318,950 shares of Prior Senior Preferred Stock were issued to affiliates of Goldman Sachs in consideration for $318,950,000.00 paid to the Company. As of June 30, 2021, there were no shares of Prior Senior Preferred Stock outstanding. In connection with the redemption of Prior Senior Preferred Stock, affiliates of Goldman Sachs received $419.5 million.

Prior Junior Convertible Preferred Stock

Concurrently with the consummation of the VWR Acquisition, we issued shares of our series A junior convertible preferred stock (the “Prior Junior Convertible Preferred Stock”) for an initial aggregate purchase price of $1.65 billion to investors, including affiliates of Goldman Sachs. The shares of the Prior Junior Convertible Preferred Stock automatically converted into our common stock upon the consummation of the IPO.

Prior to the IPO, affiliates of Goldman Sachs, Jonathan Peacock and Rajiv Gupta held 564,000 shares, 1,000 shares and 4,440 shares, respectively, of Prior Junior Convertible Preferred Stock. In addition, as part of the consideration in the VWR Acquisition, we issued shares of Prior Junior Convertible Preferred Stock to New Mountain Capital and certain members of management and directors. As of June 30, 2021, there were no shares of Prior Junior Convertible Preferred Stock outstanding. See “—Internal Reorganization.”

Arrangements with Prior Equityholders

Arrangements with affiliates of Goldman Sachs & Co. LLC

We engaged Goldman Sachs as a co-lead book-running manager for our IPO in May of 2019. In addition, Goldman Sachs & Co. served as joint lead arranger, joint bookrunner and administrative agent in connection with the establishment of our senior secured credit facilities. We entered into a repricing amendment to our senior secured credit facilities in November 2018. An affiliate of Goldman Sachs & Co. LLC received a fee of $1.0 million in connection with this repricing as joint lead arranger, joint bookrunner and administrative agent.

In addition, prior to the IPO, affiliates of Goldman Sachs & Co. LLC (i) held 372,872 shares of our Prior Senior Preferred Stock, which accumulated yield payable in additional shares according to the terms and conditions of the security, which were redeemed in connection with the IPO and (ii) held 564,000 shares of our Prior Junior Convertible Preferred Stock, which converted into shares of our common stock according to its terms upon consummation of the IPO. Affiliates of Goldman Sachs & Co. LLC also received (i) shares of our common stock purchased upon exercise of 1,133,920 warrants following the IPO and (ii) purchased shares of common stock in the IPO valued at $70.0 million. Affiliates of Goldman Sachs & Co. LLC also sold 13,726,411 shares of common stock in a secondary offering in May 2020, 15,397,005 shares of common stock in a secondary offering in August 2020 and 16,124,026 shares of common stock in a secondary offering in November 2020, for which they received approximately $218.3 million, $300.3 million and $400.0 million, respectively. Certain of the affiliates of Goldman Sachs & Co. LLC that hold our common stock are funds whose limited partners are current and former employees of Goldman Sachs & Co. LLC; these current employees include individuals who provided services on behalf of Goldman Sachs & Co. LLC in connection with the IPO, the May 2020 secondary offering, the July 2020 senior notes offering, the August 2020 secondary offering, the November 2020 notes offering and the November 2020 secondary offering and are currently advising us in connection with the Financing Transactions. See “Summary—Recent Developments.”

In addition, affiliates of Goldman Sachs received approximately $429.5 million of the net proceeds of the IPO as a result of the redemption of the Prior Senior Preferred Stock and repayment of a portion of the outstanding indebtedness under our dollar term loan facility and euro term loan facility. Furthermore, affiliates of Goldman Sachs executed a second repricing amendment in June of 2019 for which it did not receive any material fees. As of June 30, 2021, affiliates of Goldman Sachs held $100.0 million of our revolving loans under our senior secured credit facilities. These affiliates collectively benefit from the rights described above under “—Stockholders Agreement” and “—Registration Rights Agreement.” In addition, for the underwriting services provided by Goldman Sachs in connection with the IPO, the May 2020 secondary offering, the July 2020 senior notes offering, the August 2020 secondary offering, the November 2020 notes offering and the November 2020 secondary offering, Goldman Sachs received an aggregate underwriter discount of $24.5 million, $9.3 million, $4.8 million, $9.4 million, $1.3 million and $17.7 million, respectively. We also received $13.0 million from Goldman Sachs related to their disgorgement of short-swing trading profits in 2020 and 2021. Further, pursuant to the nomination rights granted pursuant to the Stockholders Agreement, an affiliate of Goldman Sachs previously nominated Jo Natauri, who is employed by Goldman Sachs & Co. LLC, to serve on our Board of Directors. The right of such affiliate of Goldman Sachs to nominate a director has fallen away and Ms. Natauri no longer serves on our Board of Directors. See “—Arrangements with Affiliates of New Mountain Capital and Affiliates of Goldman Sachs—Stockholders Agreement.”

Arrangements with our Directors and Officers

In addition, we have certain agreements with our directors and officers which are described in the section entitled “Compensation Discussion and Analysis” in the portions of our Proxy Statement for our 2021 Annual Meeting of Stockholders that are incorporated by reference in this prospectus supplement.

We have entered into indemnification agreements with our officers and directors. These agreements and our amended and restated bylaws require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. The indemnification provided under the indemnification agreements are not exclusive of any other indemnity rights. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and is therefore unenforceable.

There is currently no pending material litigation or proceeding involving any of our directors for which indemnification is sought.

In addition, Christi Shaw, one of our directors, is employed at Kite Pharma, a Gilead company, which purchased $4.1 million and $287,000 of goods and services from the Company during the year ended December 31, 2020 and six months ended June 30, 2021, respectively, and sold over $46,000 of goods and services to us during the year ended December 31, 2020. We did not purchase any goods and services from Kite Pharma during the six months ended June 30, 2021.

Further, Juan Andres, one of our directors, is employed at Moderna Therapeutics, which purchased $9.8 million and $45.3 million of goods and services from the Company during the year ended December 31, 2020 and six months ended June 30, 2021, respectively.

Further, John Carethers, one of our directors, is employed at The University of Michigan Medical School, which purchased over $540,000 of goods and services from the Company during the six months ended June 30, 2021.

Michael Severino, one of our directors, is employed at AbbVie Inc., which purchased $59.0 million and $31.0 million of goods and services from the Company during the year ended December 31, 2020 and six months ended June 30, 2021, respectively, and sold $2.4 million and $1.4 million of goods and services to the Company during the year ended December 31, 2020 and six months ended June 30, 2021, respectively.

Related Persons Transaction Policy

Our Board of Directors has adopted a written related person transaction policy to set forth the policies and procedures for the review and approval or ratification of related person transactions. This policy covers, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. No related person transaction subject to this policy will be executed without the approval or ratification of our Board of Directors or a duly authorized committee of our Board of Directors. The Board of Directors or applicable committee will not approve or ratify a related person transaction unless it determines in good faith that, upon consideration of all relevant information, the related person transaction is in, or is not inconsistent with, the best interests of the Company. It is our policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest.

CERTAIN UNITED STATES FEDERAL INCOME AND ESTATE TAX

CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of certain United States federal income and estate tax consequences to non-U.S. holders, defined below, of the purchase, ownership and disposition of shares of our common stock as of the date hereof. Except where noted, this summary relates only to shares of common stock purchased in this offering that are held as capital assets by a non-U.S. holder.

A “non-U.S. holder” means a beneficial owner of shares of our common stock (other than an entity treated as a partnership for United States federal income tax purposes) that, for United States federal income tax purposes, is not any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the United States Internal Revenue Code of 1986, as amended, or the Code, applicable United States Treasury regulations, rulings and judicial decisions, all as of the date hereof. Those authorities are subject to different interpretations and may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local, alternative minimum or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances (including the Medicare contribution tax on net investment income). In addition, this summary does not represent a detailed description of the United States federal income and estate tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, financial institution, insurance company, tax-exempt organization, trader, broker or dealer in securities, “controlled foreign corporation,” “passive foreign investment company,” a partnership or other pass-through entity for United States federal income tax purposes (or an investor in such a pass-through entity), a person who acquired shares of our common stock as compensation or otherwise in connection with the performance of services, or a person who has acquired shares of our common stock as part of a straddle, hedge, conversion transaction or other integrated investment). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If any entity or arrangement treated as a partnership for United States federal income tax purposes holds shares of our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding shares of our common stock, you should consult your tax advisors.

If you are considering the purchase of shares of our common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership and disposition of the shares of common stock, as well as the consequences to you arising under the laws of any other applicable taxing jurisdiction in light of your particular circumstances.

Dividends

Cash distributions on shares of our common stock will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your tax basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

Dividends paid to a non-U.S. holder generally will be subject to withholding of United States federal income tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment) generally will not be subject to such withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends generally will be subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. A corporate non-U.S. holder may be subject to an additional “branch profits tax” at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on earnings and profits attributable to such dividends that are effectively connected with its United States trade or business (and, if an income tax treaty applies, are attributable to its United States permanent establishment).

A non-U.S. holder of shares of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete the applicable Internal Revenue Service, or IRS, Form W-8 and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if shares of our common stock are held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of shares of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

Subject to the discussion of backup withholding below, any gain realized by a non-U.S. holder on the disposition of shares of our common stock generally will not be subject to United States federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes and certain other conditions are met.

In the case of a non-U.S. holder described in the first bullet point above, any gain will be subject to United States federal income tax on a net income basis generally in the same manner as if the non-U.S. holder were a United States person as defined under the Code, and a non-U.S. holder that is a foreign corporation may also be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits attributable to such gain (or, if an income tax treaty applies, at such lower rate as may be specified by the treaty on its gains attributable to its United States permanent establishment). Except as otherwise provided by an applicable income tax treaty, an individual non-U.S. holder described in the second bullet point above will be subject to a 30% tax on any gain derived from the sale, which may be offset by certain United States source capital losses, even though the individual is not considered a resident of the United States under the Code.

We believe we are not, and do not anticipate becoming, a “United States real property holding corporation” for United States federal income tax purposes.

Federal Estate Tax

Shares of our common stock that are owned (or treated as owned) by an individual who is not a citizen or resident of the United States (as specially defined for United States federal estate tax purposes) at the time of death will be included in such individual’s gross estate for United States federal estate tax purposes, unless an applicable estate or other tax treaty provides otherwise, and therefore may be subject to United States federal estate tax.

Information Reporting and Backup Withholding

Dividends paid to a non-U.S. holder and the amount of any tax withheld with respect to such dividends generally will be reported to the IRS, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty or agreement.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is not a United States person as defined under the Code (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of shares of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is not a United States person as defined under the Code (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is timely furnished to the IRS.

Additional FATCA Withholding Requirements

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% United States federal withholding tax may apply to any dividends paid on our common stock to (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner that avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. You should consult your own tax advisor regarding these requirements and whether they may be relevant to your ownership and disposition of our common stock.

UNDERWRITING

Goldman Sachs & Co. LLC, Citigroup Global Markets Inc. and BofA Securities, Inc. are acting as representatives to the underwriters for this offering. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and the underwriters have agreed to purchase from us,                  shares of common stock, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Goldman Sachs & Co. LLC
Citigroup Global Markets Inc.
BofA Securities, Inc.

Total

The underwriters have an option to buy up to an additional                  shares from us. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                  additional shares.

Paid to the Underwriters	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the public offering price shown on the cover page of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $                per share from the public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $                million. We have agreed to reimburse the underwriters for expenses relating to clearing of this offering with FINRA in an amount up to $25,000.

No Sales of Similar Securities

We and our directors and executive officers have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date 45 days after the date of this prospectus supplement, except with the prior written consent of Goldman Sachs & Co. LLC and Citigroup Global Markets Inc. This agreement does not apply to any existing employee benefit plans and provides exceptions for the transfer of shares pursuant to any existing Rule 10b5-1 trading plan and for the transfer of certain shares relating to vested equity awards, with the number of shares that may be sold pursuant to such exceptions not to exceed 1,001,300 shares in the aggregate.

Listing

Our common stock is listed on the NYSE under the symbol “AVTR.”

Price Stabilization and Short Positions

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

Neither we nor the underwriters (nor any of our or their affiliates) make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the underwriters (nor any of our or their affiliates) make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financial and brokerage activities. The underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses. For example, Goldman Sachs & Co. LLC acted as an initial purchaser on our recent offerings of $1,550,000,000 aggregate principal amount of the issuer’s 4.625% Senior Notes due 2028, €400,000,000 aggregate principal amount of 3.875% Senior Notes due 2028 and €650,000,000 aggregate principal amount of 2.625% Senior First Lien Notes due 2025, and acted as an underwriter in connection with our IPO and most recent secondary offerings on May 26, 2020, August 21, 2020 and November 10, 2020. In addition, an affiliate of Goldman Sachs & Co. LLC is acting as administrative agent under our credit agreement affiliates of Goldman Sachs & Co. LLC and Citigroup Global Markets Inc. are expected to participate in the Debt Financings, for which they would receive customary fees in connection therewith. An affiliate of Goldman Sachs & Co. LLC acts as a joint lead arranger, joint bookrunner and administrative agent in connection with our Senior Secured Credit Facilities. In addition, an affiliate of Goldman Sachs continues to serve as administrative agent and is a lender under our Senior Secured Credit Facilities. BofA Securities also acted as an initial purchaser on our offerings of $1,550,000,000 aggregate principal amount of the issuer’s 4.625% Senior Notes due 2028 and €650,000,000 aggregate principal amount of 2.625% Senior First Lien Notes due 2025 and an affiliate of BofA Securities is a lender under our Senior Secured Credit Facilities.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

European Economic Area and the United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom (each a “Member State”), no common shares (the “Shares”) have been offered or will be offered pursuant to the offering to the public in that Member State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation), except that offers of Shares may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:

(a) to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b) to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the Representatives for any such offer; or

(c) in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of Shares shall require the company or any Representative to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

This European Economic Area and the United Kingdom selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (FSMA)) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the company; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus supplement will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. Certain legal matters relating to this offering will be passed upon for the underwriters by Ropes & Gray LLP, New York, New York.

EXPERTS

The financial statements, incorporated in this Prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2020, and the effectiveness of Avantor, Inc.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the common stock offered by this prospectus supplement. This prospectus supplement and the accompanying prospectus are part of the registration statement and therefore do not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common stock, you should refer to the registration statement and its exhibits and schedules. Statements in this prospectus supplement and the accompanying prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement, with each such statement being qualified in all respects by reference to the document to which it refers.

We file annual, quarterly and special reports and other information with the SEC. Our filings with the SEC, including the filings that are incorporated by reference to this prospectus supplement and accompanying prospectus, are available to the public on the SEC’s website at www.sec.gov. Those filings will also be available to the public on, or accessible through, our corporate website at www.avantorsciences.com. The information we file with the SEC or contained on or accessible through our corporate website or any other website that we may maintain is not part of this prospectus supplement, the accompanying prospectus or the registration statement of which this prospectus supplement and the accompanying prospectus are a part.

INCORPORATION BY REFERENCE

The rules of the SEC allow us to incorporate by reference into this prospectus supplement and the accompanying prospectus the information we file with the SEC. This means that we are disclosing important information to you by referring to other documents. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus, except for any information superseded by information contained directly in this prospectus supplement. We incorporate by reference the documents listed below (other than any portions thereof, which under the Exchange Act and applicable SEC rules, are not deemed “filed” under the Exchange Act):

•

our Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed on February 16, 2021 (including information specifically incorporated by reference into such Annual Report on Form 10-K from our Proxy Statement for our 2021 Annual Meeting of Stockholders filed on April 13, 2021);

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2021, filed on April 28, 2021, and June 30, 2021, filed on July 30, 2021;

•	our Current Reports on Form 8-K and Form 8-K/A filed on January 28, 2021, April 13, 2021, April 29, 2021, May 17, 2021, June 14, 2021, July 9, 2021, July 19, 2021, August 18, 2021 and August 18, 2021.

If we have incorporated by reference any statement or information in this prospectus supplement and we subsequently modify that statement or information with information contained in this prospectus supplement, the statement or information previously incorporated in this prospectus supplement is also modified or superseded in the same manner.

We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus supplement is delivered, upon written or oral request of such person, a copy of any or all of the documents referred to above which have been incorporated by reference in this prospectus supplement. You should direct requests for those documents to Avantor, Inc., Radnor Corporate Center, Building One, Suite 200, 100 Matsonford Road, Radnor, Pennsylvania 19087; Attention: Corporate Secretary (telephone: (610) 386-1700).

Exhibits to any documents incorporated by reference in this prospectus supplement will not be sent, however, unless those exhibits have been specifically referenced in this prospectus supplement.

PROSPECTUS

Avantor, Inc.

Common Stock

We and any selling stockholders identified in supplements to this prospectus may from time to time offer and sell shares of our common stock in one or more offerings.

We and the selling stockholders may offer our shares of our common stock in amounts, at prices and on terms to be determined at the time such shares are offered. Shares of our common stock may be offered on a delayed or continuous basis directly by us and/or selling stockholders, through agents, underwriters or dealers as designated from time to time, through a combination of these methods or any other method as provided in the applicable prospectus supplement. You should read this prospectus and any applicable prospectus supplement carefully before you invest.

You should carefully read this prospectus and any applicable prospectus supplement and free writing prospectus, together with any documents we incorporate by reference, before you invest in our common stock.

Our common stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “AVTR.”

Investing in our common stock involves risk. See “Risk Factors” beginning on page 4 of this prospectus and the risk factors in any applicable prospectus supplement and in any documents we incorporate by reference herein or therein to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission (the “SEC”), nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 13, 2021.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the SEC using a “shelf” registration process. Under this shelf registration process, we and certain selling stockholders may, from time to time, offer and/or sell shares of our common stock in one or more offerings or resales. This prospectus provides you with a general description of the shares of our common stock that may be offered. Each time we or selling stockholders sell shares of our common stock using this prospectus, we will provide a prospectus supplement and attach it to this prospectus and may also provide you with a free writing prospectus. The prospectus supplement and any free writing prospectus will contain more specific information about the offering and the shares of our common stock being offered, including the names of any applicable selling stockholders and the prices at which the shares of our common stock are sold. The prospectus supplement may also add, update, change or clarify information contained in or incorporated by reference in this prospectus. If there is any inconsistency between the information in this prospectus and the information in the prospectus supplement, you should rely on the information in the prospectus supplement.

THIS PROSPECTUS MAY NOT BE USED TO SELL ANY SHARES OF OUR COMMON STOCK UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

The rules of the SEC allow us to incorporate by reference information into this prospectus. This means that important information is contained in other documents that are considered to be a part of this prospectus. Additionally, information that we file later with the SEC will automatically update and supersede this information. You should carefully read both this prospectus and the applicable prospectus supplement together with the additional information that is incorporated or deemed incorporated by reference in this prospectus. See “Incorporation by Reference” before making an investment in our common stock. This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of the documents referred to herein have been filed or will be filed or incorporated or deemed incorporated by reference as exhibits to the registration statement of which this prospectus is a part. The registration statement, including the exhibits and documents incorporated by reference in this prospectus, can be read on the SEC website or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

You should rely only on the information contained, or incorporated by reference, in this prospectus or in any prospectus supplement or free writing prospectus that we authorize to be delivered to you. Neither we nor any selling stockholders have authorized anyone to provide any information or to make any representations other than those contained, or incorporated by reference, in this prospectus or in any prospectus supplement or free writing prospectus we have prepared. Neither we nor any selling stockholders take responsibility for, or can provide assurance as to the reliability of, any other information that others may provide you. We and any selling stockholders are offering to sell, and seeking offers to buy, securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained, or incorporated by reference, in this prospectus and in any prospectus supplement or free writing prospectus prepared by us or on our behalf is accurate only as of their respective dates or on the date or dates which are specified in such documents, and that any information in documents that we have incorporated by reference is accurate only as of the date of such document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since that date.

In this prospectus, unless the context otherwise requires, all references herein to the “Company,” “Avantor,” “we,” “us” and “our” refer to Avantor, Inc. and its consolidated subsidiaries. References herein to “NuSil” refer to NuSil Acquisition Corp, NuSil Investments LLC and its subsidiaries, and references herein to “VWR” refer to VWR Corporation and its subsidiaries.

Market and Industry Data

This prospectus includes or incorporates by reference market and industry data and forecasts that we have derived from independent consultants, publicly available information, various industry publications, other published industry sources and our internal data and estimates. Independent consultant reports, industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable.

Our internal data and estimates are based upon information obtained from trade and business organizations and other contacts in the markets in which we operate and our management’s understanding of industry conditions. Although we believe that such information is reliable, we have not had this information verified by any independent sources. Similarly, our internal research is based upon our understanding of industry conditions, and such information has not been verified by any independent sources. Any estimates underlying such market-derived information and other factors could cause actual results to differ materially from those expressed in the independent parties’ estimates and in our estimates.

Trademarks, Tradenames and Service Marks

We own or have rights to trademarks or trade names that we use in conjunction with the operation of our business and that appear in this prospectus (or in documents we have incorporated by reference). This prospectus (or in documents we have incorporated by reference) also contains trademarks, service marks, trade names and copyrights of other companies which, to our knowledge, are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus (or in documents we have incorporated by reference) may appear without the ® or ™ symbols, but the absence of such symbols does not indicate the registration status of the trademarks and is not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to such trademarks and trade names.

AVANTOR, INC.

Our mission is to set science in motion to create a better world and everything we do is tied to advancing it.

From breakthrough discovery to agile delivery of mission critical products and services, we are a trusted global partner to customers in the biopharma, healthcare, education & government, and advanced technologies & applied materials industries. We are deeply embedded in virtually every stage of the most important research, scale up and production activities in the industries we serve. Our model is grounded in supporting our customers’ early phase discovery activities and we serve as a one-stop shop, providing scientists all they need to conduct their research: materials & consumables, equipment & instrumentation and services & specialty procurement. Our customer-centric innovation model enables us to provide solutions for some of the most demanding applications, and we leverage our access to the early stage work to seek content and solutions that ultimately become specified into our customers’ approved production platforms. Our broad portfolio of products and services and our fully integrated business model enable us to support our customers’ journey every step of the way.

We have a number of distinctive capabilities that set Avantor apart from other companies in our space. Customer access is one of those capabilities, as our local presence combined with our global infrastructure enable and promote successful relationships with our customers and connect us to over 225,000 of their locations in over 180 countries.

We complement our products with a range of value-added services. Each day, our onsite service associates work side-by-side with our customers to support their workflows. Our traditional service offerings focus on the needs of laboratory scientists and include procurement, logistics, chemical and equipment tracking and glassware autoclaving. In addition, we offer more complex and value-added scientific research support services such as DNA extraction, bioreactor servicing, clinical and biorepository services and compound management. We deliver these services in part through over 1,400 associates who are co-located with customers, working side-by-side with their scientists every day.

Our 117-year legacy began in 1904 with the founding of the J.T. Baker Chemical Company. In 2010, we were acquired by New Mountain Capital from Covidien plc. Since then, we have expanded through a series of large acquisitions across the globe. In 2016, we merged with NuSil, a leading supplier of high-purity silicone products for the medical device and aerospace industries that was founded in 1985. In 2017, we also acquired VWR, a global manufacturer and distributor of laboratory and production products and services founded in 1852 that now represents the primary ordering platform for our customers. Avantor, Inc. was incorporated in Delaware in May 2017 in anticipation of our acquisition of VWR. We completed our initial public offering (the “IPO”) through Avantor, Inc. and listed our shares on the NYSE in May 2019.

Our principal executive offices are located at the Radnor Corporate Center, Building One, Suite 200, 100 Matsonford Road, Radnor, Pennsylvania 19087 and our telephone number is (610) 386-1700. Our website is www.avantorsciences.com. Information contained on our website or that can be accessed through our website is not part of, and is not incorporated by reference in, this prospectus.

RISK FACTORS

An investment in our common stock involves a high degree of risk. Before investing in our common stock, in addition to the risks and uncertainties described below under “Special Note Regarding Forward-Looking Statements,” you should carefully consider the risks and uncertainties discussed under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes thereto in our Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (the “Annual Report”), and “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our unaudited condensed consolidated financial statements and related notes thereto in our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2021 and June 30, 2021 (collectively, the “Quarterly Reports”), each of which is incorporated by reference in this prospectus, and under “Risk Factors” or any similar caption in the other documents and reports that we file with the SEC after the date of this prospectus that are incorporated or deemed to be incorporated by reference in this prospectus as well as any risks described in any applicable prospectus supplement or free writing prospectus that we provide you in connection with an offering of common stock pursuant to this prospectus. Any of these risks could materially and adversely affect our business, financial condition, or results of operations. The selected risks incorporated by reference in this prospectus, however, are not the only risks facing us. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial may also materially and adversely affect our business, financial condition, or results of operations. In such a case, the trading price of our common stock could decline and you may lose all or part of your investment.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain matters we discuss in this prospectus and in any prospectus supplement or free writing prospectus that we may provide to you in connection with an offering of our common stock described in this prospectus, and in the documents we incorporate or are deemed to be incorporated by reference herein or therein, may constitute forward-looking statements. You can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “intend,” “potential,” “continue,” “anticipate,” “believe,” “estimate,” “expect,” “plan” and “project” and similar expressions as they relate to us are intended to identify forward-looking statements. These statements reflect our current views with respect to future events, are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. Further, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate.

The forward-looking statements included or incorporated by reference in this prospectus and any prospectus supplement are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements included or incorporated by reference in this prospectus and any prospectus supplement, including such statements taken from third-party industry and market reports. See “Market and Industry Data.” You should understand that the following important factors, in addition to those discussed herein under the caption “Risk Factors” in this prospectus and “Risk Factors” in our Annual Report and Quarterly Reports, each of which are incorporated by reference herein, could affect our future results and could cause those results or other outcomes to differ materially from those expressed or implied in our forward-looking statements:

•	adverse impacts from the COVID-19 pandemic;

•	disruptions to our operations;

•	competition from other industry providers;

•	our ability to implement our growth strategy;

•	our ability to anticipate and respond to changing industry trends;

•	adverse impacts from conditions affecting trends in consumer, business, and government spending;

•	the impact of the recent novel coronavirus disease pandemic;

•	our dependence on sole or limited sources for some essential materials and components;

•	our ability to successfully value and integrate acquired businesses;

•	our products’ satisfaction of applicable quality criteria, specifications and performance standards;

•	our ability to maintain our relationships with key customers;

•	our ability to maintain our relationships with distributors;

•	our ability to maintain consistent purchase volumes under purchase orders;

•	our ability to maintain and develop relationships with drug manufacturers and contract manufacturing organizations;

•	the impact of new laws, regulations, or other industry standards;

•	changes in the interest rate environment that increase interest on our borrowings;

•	adverse impacts from currency exchange rates or currency controls imposed by any government in major areas where we operate or otherwise;

•	our ability to implement and improve processing systems and prevent a compromise of our information systems;

•	our ability to protect our intellectual property and avoid third-party infringement claims;

•	the fact that we are subject to product liability and other claims in the ordinary course of business;

•	our ability to develop new products responsive to the markets we serve;

•	the availability of raw materials;

•	our ability to avoid negative outcomes related to the use of chemicals;

•	our ability to maintain highly skilled employees;

•	adverse impact of impairment charges on our goodwill and other intangible assets;

•	fluctuations and uncertainties related to doing business outside the United States;

•	our ability to obtain and maintain required regulatory clearances or approvals may constrain the commercialization of submitted products;

•	our ability to comply with environmental, health and safety laws and regulations, or the impact of any liability or obligation imposed under such laws or regulations;

•	our substantial indebtedness could adversely affect our financial condition and prevent us from fulfilling our debt or contractual obligations;

•	our ability to generate sufficient cash flows or access sufficient additional capital to meet our debt obligations or to fund our other liquidity needs; and

•	our ability to maintain an adequate system of internal control over financial reporting.

These forward-looking statements involve known and unknown risks, inherent uncertainties and other factors, which may cause our actual results, performance, time frames or achievements to be materially different from any future results, performance, time frames or achievements expressed or implied by the forward-looking statements. Any statements contained or incorporated by reference herein that are not statements of historical facts may be deemed to be forward-looking statements. Actual results and the timing of certain events may differ materially from those contained in these forward-looking statements.

Many of these factors are macroeconomic in nature and are, therefore, beyond our control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from those described in this prospectus as anticipated, believed, estimated, expected, intended, planned or projected. We discuss many of these risks in greater detail under the heading “Risk Factors” in this prospectus and under “Risk Factors” in our Annual Report and Quarterly Reports, each of which is incorporated by reference herein. Unless required by United States federal securities laws, we neither intend nor assume any obligation to update these forward-looking statements, which speak only as of their dates.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement, we intend to use the net proceeds we receive from the offering of shares of our common stock under this prospectus to fund our capital expenditures, to provide capital for our growth strategy, which includes potential future acquisitions, to fund the integration of any businesses that we acquire into our existing business, as well as for working capital and other general corporate purposes. Further details relating to the use of net proceeds we receive from the offering of securities under this prospectus will be set forth in any applicable prospectus supplement. Our management will have broad discretion in the allocation of net proceeds from the sale of shares of our common stock under this prospectus.

We will not receive any of the proceeds from a sale of shares of our common stock by any selling stockholders.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of, and is qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws, each as in effect as of the date of this prospectus, copies of which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Delaware General Corporation Law (“DGCL”). Our authorized capital stock consists of 750,000,000 shares of common stock, par value $0.01 per share, and 75,000,000 shares of preferred stock, par value $0.01 per share, including 25,000,000 shares of 6.250% Series A mandatory convertible preferred stock (the “Mandatory Convertible Preferred Stock”). Unless our Board of Directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common Stock

Holders of our common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors, subject to certain limitations. The holders of our common stock do not have cumulative voting rights in the election of directors. Upon our liquidation, dissolution or winding up or the sale of all or substantially all of our assets and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive our remaining assets available for distribution on a pro rata basis. Holders of our common stock do not have preemptive, subscription, redemption or conversion rights. The common stock is not be subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the common stock. All shares of our common stock that are outstanding as of the date of this prospectus are fully paid and non-assessable. The rights, powers, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may authorize and issue in the future.

Preferred Stock

Our amended and restated certificate of incorporation authorizes our Board of Directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by the rules of the NYSE, the authorized shares of preferred stock will be available for issuance without further stockholder action. Our Board of Directors is able to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;

•

the number of shares of the series, which our Board of Directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of you might believe to be in your best interests or in which you might receive a premium for your common stock over the market price of the common stock. Additionally, the issuance of preferred stock may adversely affect the holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Mandatory Convertible Preferred Stock

In May 2019, we issued and sold 20.7 million shares of Mandatory Convertible Preferred Stock at a price per share of $50.00. Unless converted earlier as described below, each share of the Mandatory Convertible Preferred Stock will automatically convert, subject to anti-dilution adjustments described in the certificate of designations setting forth the terms of the Mandatory Convertible Preferred Stock (the “Certificate of Designations”), on the mandatory conversion date, which is expected to be May 15, 2022, into a number of shares of our common stock equal to the conversion rate described below.

The “Conversion Rate,” which is the number of shares of our common stock issuable upon conversion of each share of the Mandatory Convertible Preferred Stock on the mandatory conversion date (excluding any shares of our common stock issued in respect of accrued and unpaid dividends, as described below), will be as follows:

•

if the Applicable Market Value (as defined below) of our common stock is greater than $16.45 (the “Threshold Appreciation Price”), then the Conversion Rate will be 3.0395 shares of our common stock per share of the Mandatory Convertible Preferred Stock (the “Minimum Conversion Rate”), which is approximately equal to $50.00 divided by the Threshold Appreciation Price;

•

if the Applicable Market Value of our common stock is less than or equal to the Threshold Appreciation Price but equal to or greater than $14.00 (the “Initial Price”), then the Conversion Rate will be equal to $50.00 divided by the Applicable Market Value of our common stock, rounded to the nearest ten-thousandth of a share; or

•

if the Applicable Market Value of our common stock is less than the Initial Price, then the Conversion Rate will be 3.5714 shares of our common stock per share of the Mandatory Convertible Preferred Stock (the “Maximum Conversion Rate”), which is approximately equal to $50.00 divided by the Initial Price.

“Applicable Market Value” means the Average VWAP per share of our common stock over the Settlement Period.

“Settlement Period” means the 20 consecutive Trading Day (as defined in the Certificate of Designations) period beginning on, and including, the 21st Scheduled Trading Day (as defined in the Certificate of Designations) immediately preceding May 15, 2022.

“VWAP” per share of our common stock on any Trading Day means the per share volume-weighted average price as displayed on Bloomberg page “AVTR <EQUITY> AQR” (or its equivalent successor if such page is not available) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such Trading Day (or, if such volume weighted average price is not available, the market value per share of our common stock on such Trading Day as determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained by us for this purpose, which may include any of the underwriters for this offering). The “Average VWAP” per share over a certain period means the arithmetic average of the VWAP per share for each Trading Day in the relevant period.

At any time prior to May 15, 2022, holders may elect to convert each share of the Mandatory Convertible Preferred Stock into shares of our common stock at the Minimum Conversion Rate. If holders elect to convert any shares of the Mandatory Convertible Preferred Stock during a specified period beginning on the effective date of a fundamental change (as defined in the Certificate of Designations), such shares of the Mandatory Convertible Preferred Stock will be converted into shares of our common stock at a Conversion Rate including a make-whole amount based on the present value of future dividend payments.

Dividends on the Mandatory Convertible Preferred Stock are payable on a cumulative basis when, as and if declared by our Board of Directors, or an authorized committee thereof, at an annual rate of 6.250% on the liquidation preference of $50.00 per share of Mandatory Convertible Preferred Stock. We may pay any declared dividend on the shares of Mandatory Convertible Preferred Stock (whether for a current dividend period or any prior dividend period, including in connection with the payment of declared and unpaid dividends), determined in our sole discretion (i) in cash; (ii) subject to certain limitations, by delivery of shares of our common stock; or (iii) through any combination of cash and shares of our common stock. Dividend payments on the Mandatory Convertible Preferred Stock are made on February 15, May 15, August 15 and November 15 of each year, commencing on August 15, 2019. If we elect to make any such payment of a declared dividend, or any portion thereof, in shares of our common stock, such shares will be valued for such purpose at 97% of the average volume weighted average price per share of our common stock over the five consecutive Trading Day period beginning on, and including, the seventh Scheduled Trading Day prior to the applicable dividend payment date, subject to certain limitations described in the Certificate of Designations.

Except as specifically required by Delaware law or our amended and restated certificate of incorporation, and except as described below, the holders of Mandatory Convertible Preferred Stock will have no voting rights or powers.

Whenever dividends on any shares of the Mandatory Convertible Preferred Stock have not been declared and paid for the equivalent of six or more dividend periods, whether or not for consecutive dividend periods (a “Nonpayment”), the authorized number of directors on our Board of Directors will, at the next annual meeting of stockholders or at a special meeting of stockholders as provided below, automatically be increased by two and the holders of such shares of the Mandatory Convertible Preferred Stock, voting together as a single class with holders of any and all other series of voting preferred stock (as defined in the Certificate of Designations) then outstanding, will be entitled, at our next annual meeting of stockholders or at a special meeting of stockholders, if any, as provided below, to vote for the election of a total of two additional members of our Board of Directors (the “Preferred Stock Directors”); provided, however, that the election of any such Preferred Stock Directors will not cause us to violate the corporate governance requirements of the NYSE (or any other exchange or automated quotation system on which our securities may be listed or quoted) that requires listed or quoted companies to have a majority of independent directors; and provided, further, that our Board of Directors shall, at no time, include more than two Preferred Stock Directors.

In the event of a Nonpayment, the holders of record of at least 25% of the shares of the Mandatory Convertible Preferred Stock and any other series of voting preferred stock may request that a special meeting of stockholders be called to elect such Preferred Stock Directors (provided, however, that if our next annual or a special meeting of stockholders is scheduled to be held within 90 days of the receipt of such request, the election of such Preferred Stock Directors, to the extent otherwise permitted by our amended and restated bylaws, will, instead, be included in the agenda for and will be held at such scheduled annual or special meeting of stockholders). The Preferred Stock Directors will stand for reelection annually, and at each subsequent annual meeting of the stockholders, so long as the holders of the Mandatory Convertible Preferred Stock continue to have such voting powers.

If and when all accumulated and unpaid dividends on the Mandatory Convertible Preferred Stock have been paid in full, or declared and a sum or number of shares of our common stock sufficient for such payment shall have been set aside for the benefit of the holders thereof on the applicable Regular Record Date (as defined in the Certificate of Designations) (a “Nonpayment Remedy”), the holders of the Mandatory Convertible Preferred Stock shall immediately and, without any further action by us, be divested of the foregoing voting powers, subject to the revesting of such powers in the event of each subsequent Nonpayment. If such voting powers for the holders of the Mandatory Convertible Preferred Stock and all other holders of voting preferred stock have terminated, each Preferred Stock Director then in office shall automatically be disqualified as a director and shall no longer be a director and the term of office of each such Preferred Stock Director so elected will terminate at such time and the authorized number of directors on our Board of Directors shall automatically decrease by two.

Any Preferred Stock Director may be removed at any time, with or without cause, by the holders of record of a majority in voting power of the outstanding shares of the Mandatory Convertible Preferred Stock and any other series of voting preferred stock then outstanding (voting together as a single class) when they have the voting powers described above. In the event that a Nonpayment shall have occurred and there shall not have been a Nonpayment Remedy, any vacancy in the office of a Preferred Stock Director (other than prior to the initial election of Preferred Stock Directors after a Nonpayment) may be filled by the written consent of the Preferred Stock Director remaining in office, except in the event that such vacancy is created as a result of such Preferred Stock Director being removed, or if no Preferred Stock Director remains in office, by a vote of the holders of record of a majority in voting power of the outstanding shares of the Mandatory Convertible Preferred Stock and any other series of voting preferred stock then outstanding (voting together as a single class) when they have the voting powers described above; provided, however, that the election of any such Preferred Stock Directors will not cause us to violate the corporate governance requirements of the NYSE (or any other exchange or automated quotation system on which our securities may be listed or quoted) that requires listed or quoted companies to have a majority of independent directors. The Preferred Stock Directors will each be entitled to one vote per director on any matter that comes before our Board of Directors for a vote.

The Mandatory Convertible Preferred Stock have certain other voting powers with respect to certain amendments to our amended and restated certificate of incorporation or the Certificate of Designations establishing the terms of the Mandatory Convertible Preferred Stock or certain other transactions as described in such Certificate of Designations.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the Board of Directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equal the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Declaration and payment of any dividend will be subject to the discretion of our Board of Directors. The time and amount of dividends will be dependent upon our financial condition, operations, cash requirements and availability, debt repayment obligations, capital expenditure needs and restrictions in our debt instruments, industry trends, the provisions of Delaware law affecting the payment of dividends to stockholders and any other factors our Board of Directors may consider relevant.

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law

Our amended and restated certificate of incorporation, amended and restated bylaws and the DGCL, which are summarized in the following paragraphs, contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our Board of Directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our Board of Directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of our company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider is in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the NYSE, which would apply if and so long as our common stock remains listed on the NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

Our Board of Directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our Board of Directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Classified Board

Our amended and restated certificate of incorporation provides that our Board of Directors is initially divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with each class consisting of one-third of the total number of directors. At the first and second annual meetings of stockholders following the date of the IPO, successors to the class of directors whose term expired at such annual meetings were elected for a term expiring at the third annual meeting of stockholders following the date of the IPO. From and after the third annual meeting of stockholders following the date of the IPO, there will only be one class of directors, with each director serving one-year terms expiring at the next annual meeting of stockholders. The classification of directors until the third annual meeting of stockholders following the date of the IPO has the effect of making it more difficult for stockholders to change the composition of our Board of Directors during such time. Our amended and restated certificate of incorporation and amended and restated bylaws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the Board of Directors.

Business Combinations

We have opted out of Section 203 of the DGCL; however, our amended and restated certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations”

with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by our Board of Directors and by the affirmative vote of holders of at least 66 2⁄3% of the outstanding voting stock that is not owned by the interested stockholder.

However, such restrictions will not apply if a stockholder becomes an interested stockholder inadvertently and (i) as soon as practicable divests itself of ownership of sufficient shares so that the stockholder ceases to be an interested stockholder and (ii) would not, at any time within the three-year period immediately prior to a business combination between the Company and such stockholder, have been an interested stockholder but for the inadvertent acquisition of ownership.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. This provision may encourage companies interested in acquiring our company to negotiate in advance with our Board of Directors because the stockholder approval requirement would be avoided if our Board of Directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our Board of Directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Our amended and restated certificate of incorporation provides that New Mountain Capital and its affiliates and any of its direct or indirect transferees and any group as to which such persons are a party do not constitute “interested stockholders” for purposes of this provision.

Removal of Directors; Vacancies

Our amended and restated certificate of incorporation and amended and restated bylaws provide that directors may be removed either with or without cause upon the affirmative vote of at least 66 2⁄3% in voting power of all outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, our amended and restated certificate of incorporation and our amended and restated bylaws also provide that, subject to the rights granted to one or more series of preferred stock then outstanding or the rights granted to certain of our existing shareholders pursuant to contractual agreements in effect on or prior to our IPO, any vacancies on our Board of Directors will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, or by a sole remaining director.

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our stock entitled to vote generally in the election of directors are able to elect all our directors.

Special Stockholder Meetings

Our amended and restated certificate of incorporation provides that stockholders of record who own shares representing at least 20% of the relevant voting power continuously for at least one year may call a special meeting of stockholders, provided that the stockholders satisfy specified requirements.

Requirements for Advance Notification of Director Nominations and Stockholder Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board of Directors or a committee of the Board of Directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice.

In addition, a stockholder, or a group of up to 20 stockholders, owning at least three percent of our outstanding voting stock continuously for at least three years are permitted to nominate and include in our annual meeting proxy materials director nominees constituting up to the greater of two directors or twenty percent of the Board of Directors, provided that the stockholders and nominees satisfy the requirements specified in the amended and restated bylaws.

Our amended and restated bylaws allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of our company.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Exclusive Forum

Our amended and restated certificate of incorporation provides that unless we consent to the selection of an alternative forum, the state or federal courts (as appropriate) located within the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of our company, (ii) action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee or stockholder of our company to us or our stockholders, creditors or other constituents, (iii) action against us or any of our directors or officers involving a claim or defense arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws, (iv) action against us or any director or officer of the Company involving a claim or defense implicating the internal affairs doctrine, or (v) action against us or any of our directors or officers involving a claim or defense arising pursuant to the Exchange Act or the Securities Act. It is possible that these exclusive forum provisions may be challenged in court and may be deemed unenforceable in whole or in part. Our exclusive forum provision shall not relieve the company of its duties to comply with the federal securities laws and the rules and regulations thereunder, and our stockholders will not be deemed to have waived our compliance with these laws, rules and regulations.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

Our amended and restated bylaws provide that we must generally indemnify, and advance expenses to, our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We also have entered into indemnification agreements with our directors, which agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

Listing

Our common stock is listed on the NYSE under the symbol “AVTR.”

SELLING STOCKHOLDERS

Information about any selling stockholders will be set forth in a prospectus supplement, in a post-effective amendment or in filings we will make with the SEC that are incorporated by reference in this prospectus.

PLAN OF DISTRIBUTION

We and/or the selling stockholders may sell the shares of our common stock covered by this prospectus in any of the following ways (or in any combination):

•	to or through underwriters, brokers or dealers (acting as agent or principal);

•

through a block trade in which the broker or dealer engaged to handle the block trade will attempt to sell the securities as an agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	directly to one or more purchasers, including through a specific bidding or auction process or otherwise;

•	directly to or through agents;

•	in “at the market offerings,” within the meaning of Rule 415(a)(4) of the Securities Act;

•	through a combination of any of these methods of sale; or

•	through any other methods described in a prospectus supplement.

The distribution of securities may be effected from time to time in one or more transactions, including block transactions and transactions on the NYSE or any other organized market where the securities may be traded.

Each time that we or the selling stockholders sell shares of our common stock covered by this prospectus, we will provide a prospectus supplement that will describe the method of distribution and set forth the terms and conditions of the offering of such shares, including:

•	the name or names of any underwriters, dealers or agents and the amounts of shares underwritten or purchased by each of them;

•

the offering price of the shares and the proceeds to us and/or the selling stockholders, and any underwriting discounts, commissions, concessions or agency fees allowed or reallowed or paid to dealers, and other items constituting underwriters’, dealers’, or agents’ compensation, as applicable;

•	any options under which underwriters may purchase additional shares from us and/or the selling stockholders; and

•	any securities exchange or market on which the shares may be listed or traded.

Any offering price and any discounts, commissions, concessions or agency fees allowed or reallowed or paid to dealers may be changed from time to time. We and the selling stockholders, as applicable, may determine the price or other terms of the shares of our common stock offered under this prospectus by use of an electronic auction. We will describe how any auction will determine the price or any other terms, how potential investors may participate in the auction and the nature of the obligations of the underwriter, dealer or agent in the applicable prospectus supplement.

If we or the selling stockholders sell securities to a dealer acting as a principal, the dealer may resell such securities at varying prices to be determined by such dealer in its discretion at the time of resale without consulting with us or the selling stockholders, as applicable, and such resale prices may not be disclosed in the applicable prospectus supplement.

We and the selling stockholders may distribute the shares from time to time in one or more transactions at a fixed price or at prices that may be changed from time to time, at market prices prevailing at the time of sale, at prices relating to such prevailing market prices or at negotiated prices. Any of the prices may represent a discount of then-prevailing market prices.

Underwriters, dealers or any other third parties described above may offer and sell the offered shares from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. If underwriters or dealers are used in the sale of any shares, the shares will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The shares may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters’ obligations to purchase the shares will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the shares if they purchase any of the shares (other than any shares purchased upon exercise of any option to purchase additional shares), unless otherwise specified in the prospectus supplement. We and the selling stockholders may use underwriters with whom we have a material relationship. We will describe the nature of any such relationship in the prospectus supplement, naming the underwriter or underwriters.

We and the selling stockholders may sell the shares through agents from time to time. The prospectus supplement will name any agent involved in the offer or sale of the shares and any commissions paid to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment. We and the selling stockholders may engage in at the market offerings into an existing trading market in accordance with Rule 415(a)(4) under the Securities Act. We and the selling stockholders may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the shares from us and the selling stockholders, as applicable, at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. These contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions to be paid for solicitation of these contracts. Any underwriters, broker-dealers and agents that participate in the distribution of the shares may be deemed to be “underwriters” as defined in the Securities Act. Any commissions paid or any discounts or concessions allowed to any such persons, and any profits they receive on resale of the shares, may be deemed to be underwriting discounts and commissions under the Securities Act. We will identify any underwriters or agents and describe their compensation in a prospectus supplement.

Offered shares may also be offered and sold, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more marketing firms, acting as principals for their own accounts or as agents for us or the selling stockholders. Any remarketing firm will be identified and the terms of its agreements, if any, with us and its compensation will be described in the applicable prospectus supplement.

Underwriters or agents may purchase and sell the shares in the open market. These transactions may include over-allotments or short sales of the securities, stabilizing transactions, syndicate covering transactions and penalty bids.

Over-allotment or short sales involve sales by persons participating in the offering of more securities than were sold to them. In these circumstances, these persons would cover such over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option, if any. Stabilizing transactions consist of bids or purchases for the purpose of preventing or retarding a decline in the market price of the shares and are permitted so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. The underwriters or agents also may impose a penalty bid, which permits them to reclaim selling concessions allowed to syndicate members or certain dealers if they repurchase the shares in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the shares, which may be higher than the price that might otherwise prevail in the open market. These activities, if begun, may be discontinued at any time. These transactions may be effected on any exchange on which the shares are traded, in the over-the-counter market or otherwise.

Our common stock is listed on the NYSE under the symbol “AVTR.”

If at the time of any offering made under this prospectus a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”), participating in the offering has a “conflict of interest” as defined in FINRA’s Rule 5121 (“ Rule 5121”), that offering will be conducted in accordance with the relevant provisions of Rule 5121.

There can be no assurance that we or the selling stockholders will sell all or any of the shares of common stock offered by this prospectus.

We and the selling stockholders may also sell securities pursuant to available exemptions from registration requirements under the Securities Act, rather than under this prospectus.

Agents, dealers and underwriters may be entitled to indemnification by us and the selling stockholders against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents, dealers or underwriters may be required to make in respect thereof.

The specific terms of the lock-up provisions in respect of any given offering will be described in the applicable prospectus supplement.

LEGAL MATTERS

Unless we state otherwise in the applicable prospectus supplement, the validity of the shares of common stock offered by this prospectus will be passed upon for us and the selling stockholders by Simpson Thacher  & Bartlett LLP, New York, New York.

EXPERTS

The financial statements, incorporated in this Prospectus by reference from the Company’s Annual Report on Form 10-K, and the effectiveness of Avantor, Inc.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus is a part of the registration statement and does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common stock, you should refer to the registration statement and its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement, with each such statement being qualified in all respects by reference to the document to which it refers.

We file annual, quarterly and special reports and other information with the SEC. Our filings with the SEC, including the filings that are incorporated by reference to this prospectus, are available to the public on the SEC’s website at www.sec.gov. Those filings will also be available to the public on, or accessible through, our corporate website at www.avantorsciences.com. The information we file with the SEC or contained on or accessible through our corporate website or any other website that we may maintain is not part of this prospectus or the registration statement of which this prospectus is a part.

INCORPORATION BY REFERENCE

The rules of the SEC allow us to “incorporate by reference” into this prospectus the information we file with the SEC. This means that we are disclosing important information to you by referring to other documents. The information incorporated by reference is considered to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. We incorporate by reference the documents listed below (other than any portions thereof, which under the Exchange Act and applicable SEC rules are not deemed “filed” under the Exchange Act) and all documents that we subsequently file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of shares by means of this prospectus but excluding any documents furnished to, rather than filed with, the SEC, will also be incorporated by reference in this prospectus and deemed to be part of this prospectus, from their respective filing dates:

•

our Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed on February 16, 2021 (including information specifically incorporated by reference into such Annual Report on Form 10-K from our Proxy Statement for our 2021 Annual Meeting of Stockholders filed on April 13, 2021);

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2021, filed on April 28, 2021, and June 30, 2021, filed on July 30, 2021;

•

our Current Reports on Form 8-K and Form 8-K/A filed on January 28, 2021, April  13, 2021, April  29, 2021, May  17, 2021, June  14, 2021, July  9, 2021, July  19, 2021, August  18, 2021 and August 18, 2021; and

•

the description of our common stock and Mandatory Convertible Preferred Stock contained in the Registration Statement on Form 8-A filed on May 13, 2019, including any amendments or reports filed for the purposes of updating such description.

If we have incorporated by reference any statement or information in this prospectus and we subsequently modify that statement or information with information contained in this prospectus, the statement or information previously incorporated in this prospectus is also modified or superseded in the same manner.

We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents referred to above which have been incorporated by reference in this prospectus. You should direct requests for those documents to Avantor, Inc., Radnor Corporate Center, Building One, Suite 200, 100 Matsonford Road, Radnor, Pennsylvania 19087; Attention: Corporate Secretary (telephone: (610) 386-1700).

Exhibits to any documents incorporated by reference in this prospectus will not be sent, however, unless those exhibits have been specifically referenced in this prospectus.

$750,000,000

Avantor, Inc.

Common Stock

Prospectus Supplement

                    , 2021

Goldman Sachs & Co. LLC

Citigroup

BofA Securities